Exhibit 99.2

ARRANGEMENT AGREEMENT

AMONG

CUMMINS INC.

- AND -

ATLANTIS ACQUISITIONCO CANADA CORPORATION

- AND -

HYDROGENICS CORPORATION

June 28, 2019

-ii-

Schedule A - Plan of Arrangement	A-1
Schedule B - Arrangement Resolution	B-1

-iii-

Schedule C - Representations and Warranties of the Company	C-1
Schedule D - Representations and Warranties of Parent and Purchaser	D-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 28, 2019,

AMONG:

CUMMINS INC., a corporation existing under the laws of the State of Indiana

(the “Parent”)

- and -

ATLANTIS ACQUISITIONCO CANADA CORPORATION, a corporation existing under the laws of Ontario

(the “Purchaser”)

- and -

HYDROGENICS CORPORATION, a corporation existing under the laws of Canada

(the “Company”)

WHEREAS upon the terms and subject to the conditions of this Agreement (as hereinafter defined), the Parties (as hereinafter defined) wish to enter into a transaction providing for the acquisition by Parent of all of the outstanding Company Shares (as hereinafter defined) through its wholly-owned subsidiary, Purchaser;

AND WHEREAS the Special Committee (as hereinafter defined), after consultation with the Company’s financial and legal advisors, has determined that the Arrangement (as hereinafter defined) is in the best interests of the Company and has recommended that the Board of Directors (as hereinafter defined) approve this Agreement and the Arrangement, and recommend that the Company Shareholders (as hereinafter defined) (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution (as hereinafter defined);

AND WHEREAS the Board of Directors (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining), after consultation with the Company’s financial and legal advisors, has determined that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution;

AND WHEREAS Purchaser has entered into voting support agreements with each of the Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, the Supporting Shareholders have agreed to vote all of the Company Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions of such agreements;

AND WHEREAS the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement, in each case, as set out herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

Section	1.1 Definitions

In this Agreement, unless the context otherwise requires:

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any transaction to which Parent, Purchaser and/or Hydrogen Company (or any of their affiliates or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or any of their affiliates) is a Party and any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any transaction relating to:

(a)	(i) any merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its wholly-owned subsidiaries, the assets or revenues of which, individually or in the aggregate, would, if consummated, represent 20% or more of the consolidated assets or which contribute 20% or more of consolidated revenue, as applicable, of the Company and its subsidiaries, taken as a whole (ii) any sale or disposition of assets of the Company and/or one or more of its wholly-owned subsidiaries, whether directly or indirectly or through one or more related transactions, representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as any of the foregoing), or (iii) acquisition of more than 20% of the voting or equity securities of the Company (or rights or interests therein or thereto), in each case, excluding any transactions or related transactions involving only the Company and/or one of its subsidiaries or between one or more of its subsidiaries; or

(b)	any proposal or offer (whether written or oral) or public announcement or other public disclosure of an intention, in each case by a third party, to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement;

provided that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “more than 20% of the voting or equity securities” shall be deemed to be references to “more than 100% of the voting or equity securities”, and the references to “20% or more of the consolidated assets” or “20% or more of the consolidated revenue” shall be deemed to be references to “all or substantially all of the consolidated assets” or “all or substantially all of the consolidated revenues”, respectively;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 − Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules, and all amendments or restatements hereof (if any);

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), as amended, the Foreign Corrupt Practices Act of 1977 (United States), as amended, and any similar Law applicable to the Company or any of its subsidiaries;

“Anti-Money Laundering Laws” means anti-money laundering and anti-terrorism laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and similar Laws;

“Arrangement” means the proposed arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in a form and content satisfactory to the Company and Purchaser, acting reasonably;

“Belfius Loan Agreement” means the loan agreement dated March 27, 2017 between the Company’s wholly-owned subsidiary, Hydrogenics Europe N.V. and Voor Belfius Bank N.V.;

“Board of Directors” means the board of directors of the Company as constituted from time to time;

“Books and Records” means books and records of the Company and its subsidiaries, including books of account and Tax records, whether in written or electronic form;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are authorized or obligated by law to be closed in Toronto, Ontario, or on which any Exchange is closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Change in Recommendation” has the meaning ascribed thereto in Section 10.2(a)(iii)(B);

“Collective Agreements” means collective agreements with bargaining agents, trade unions, councils of trade unions, employee bargaining agencies, affiliated bargaining agents or employee associations by which the Company or any of its subsidiaries is bound;

“Company” has the meaning ascribed thereto in the recitals;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to, among others, Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time;

“Company Disclosure Letter” means the “disclosure letter” from the Company to Purchaser dated the date hereof including all schedules, exhibits and appendices thereto;

“Company Financial Statements” means the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 (including the notes thereto, the auditor’s report thereon and related management’s discussion and analysis) and the Company’s unaudited interim financial statements as at and for the three months ended March 31, 2019 (including the notes thereto and related management’s discussion and analysis);

“Company Intellectual Property” means, collectively, the Company Licensed Intellectual Property and the Company Owned Intellectual Property;

“Company Licensed Intellectual Property” means all Intellectual Property Rights that are licensed by a third party to the Company or its subsidiaries, including, without limitation, written Inbound IP Licenses;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order and Section 2.3 to consider the Arrangement;

“Company Meeting Target Date” has the meaning ascribed thereto in Section 2.3(a);

“Company Options” means the options to purchase Company Shares granted under the Omnibus Incentive Plan and the Legacy Option Plan;

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Company and its subsidiaries;

“Company Plan” means any employee benefit plans relating to Employees or employee benefits of the Company, including the Equity Plans and all other plans, agreements, arrangements or policies relating to employment, retirement or leave (other than those required by Law), vacation pay or severance pay (other than those required by Law), deferred or incentive compensation, pension, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements (other than those required by Law), health benefits (other than those required by Law), disability benefits, insurance benefits or any registered or unregistered pension benefit plans, other than Statutory Plans;

“Company Registrations” means all Company Owned Intellectual Property that is the subject of an active registration, or for which a pending application for registration has been filed, with any Internet domain registry or any patent, trademark or copyright office;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares (other than Parent, Purchaser, and any of their affiliates), as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Company Systems” means, collectively, all computer systems, including Software, hardware, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, and computer systems, in each case, owned by, or leased or licensed to, the Company or its subsidiaries (including any such assets under the control of a third party and used to provide services to the Company or any of its subsidiaries in connection with the business of the Company and its subsidiaries as presently conducted);

“Company’s Constating Documents” means the articles and by-laws of the Company and all amendments to such articles or by-laws;

“Company’s Public Disclosure Record” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company on SEDAR or EDGAR on or after January 1, 2018;

“Confidentiality Agreement” means the letter agreement dated October 31, 2018 among Parent and the Company;

“Consideration” means $15.00 in cash per Company Share;

“Contract” means any written contract, license, lease, agreement, or other legally binding written commitment to which the Company or any of its subsidiaries is a Party or by which any of them, or any of their respective properties or assets, are bound and, for greater certainty, shall exclude Company Plans;

“Controlled Goods Filing” has the meaning ascribed thereto in Section 7.1;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“D&O Insurance” has the meaning ascribed thereto in Section 6.1(b);

“Data Room” means the virtual data room entitled “Project: Pacific Data Room 2019” established by the Company to which Purchaser and its Representatives have been provided access as at June 27, 2019, the index of documents of which is appended to Section 1.1(a) of the Company Disclosure Letter;

“Depositary” means AST Trust Company (Canada) or such other person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of Purchaser, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DSU Plan” means the deferred share unit plan of the Company, originally established in 2009, as amended from time to time;

“DSUs” means the deferred share units granted under the DSU Plan;

“EDC Loan Agreement” means the loan agreement dated November 4, 2016 between the Company, as borrower, and Export Development Canada, as lender;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system available for public view at www.sec.gov/edgar.shtml;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employees” means each individual who, on the Effective Date, is actively employed by the Company or any of its subsidiaries, including any employee who is on vacation or sick leave or jury duty, pregnancy or parental leave, or on any other leave of absence, family or workers’ compensation leave, disability leave or military leave, whether paid or unpaid;

“Employment Contracts” means all written Contracts, other than Company Plans, relating to the employment of an Employee, or providing for retention, termination, severance or change of control benefits;

“Encumbrance” includes any mortgage, hypothec, pledge, assignment, charge, lien, security interest, adverse interest, adverse claim, other third party interest, easement, encroachment, restriction, restrictive covenant, encumbrance or other interest of any nature or kind whatsoever, whether contingent or absolute, and any agreement, option, right or privilege, in each case, through the operation of Law, contract or otherwise, capable of becoming any of the foregoing;

“Environmental Laws” means any and all Laws relating to pollution or protection of the natural environment including those relating to Releases of Hazardous Materials into the natural environment, as well as any resulting exposure of humans from such Releases of Hazardous Materials into the natural environment;

“Equity Plans” means, collectively, the Omnibus Incentive Plan, the Legacy Option Plan and the DSU Plan;

“Exchange” or “Exchanges” means the TSX and/or NASDAQ, as applicable;

“Fairness Opinion” means the verbal opinion of the Financial Advisor (subsequently confirmed in writing by delivery of the Financial Advisor’s written opinion dated the same date), to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Company Shareholders (other than Hydrogen Company and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to Company Shareholders (other than Hydrogen Company and its affiliates);

“Final Order” means the final order of the Court, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisor” means Houlihan Lokey Capital, Inc.;

“Financial Indebtedness” means with respect to any person (a) all outstanding obligations for senior debt and subordinated debt and any other outstanding obligation for borrowed money, and other indebtedness evidenced by loans, indentures, notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, accrued interest, fees and expenses related thereto), (b) any outstanding obligations under capital leases and purchase money obligations, (c) any amounts owed with respect to drawn letters of credit, and (d) any outstanding guarantees of obligations of the type described in clauses (a) through (c) above;

“Formal Valuation” means the verbal formal valuation and opinion of the Valuator (subsequently confirmed in writing by delivery of the Valuator’s written formal valuation dated the same date), the preparation and content of which complies with the requirements of MI 61-101 for a formal valuation, to the effect that, as of the date of such formal valuation and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such formal valuation, the fair market value of the Company Shares is in the range of $12.41 to $16.36 and the consideration to be received by Company Shareholders (other than Hydrogen Company and its affiliates) is fair, from a financial point of view, to Company Shareholders (other than Hydrogen Company and its affiliates);

“Fuzhou” means Fuzhou Bonded Zone Hejili Equity Investment, L.P.

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, agency, central bank, court, tribunal, arbitral body, office, crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the Exchanges);

“Hazardous Materials” mean any pollutant, hazardous waste, hazardous substance, hazardous material, hazardous recyclable, dangerous substance or dangerous good as defined, or identified in any Environmental Laws;

“Hydrogen Company” means The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S.A.;

“Hydrogen Company Confidentiality Agreement” means the letter agreement dated October 31, 2018 between Hydrogen Company and the Company;

“Hydrogen Company Investment Agreement” means the agreement entered into between Parent and Hydrogen Company on the date hereof pursuant to which Hydrogen Company agrees to participate in the Plan of Arrangement in accordance with the terms thereof;

“ICA” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Immediate Family Member” means any current or former spouse, current or former domestic partner, current or former spousal equivalent, child (including an adopted child or step child), sibling, parent or other lineal ancestor or lineal descendant;

“Inbound IP Licenses” means, collectively, each license or other Contract pursuant to which the Company or any of its subsidiaries is granted rights under, in or to Intellectual Property Rights owned by a third party;

“Indemnified Person” has the meaning ascribed thereto in Section 6.1;

“Intellectual Property Rights” means domestic and foreign intellectual property rights, including: (a) all trademarks, service marks, internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby; (b) inventions, patents, applications for patents and reissues, and divisions, continuations, re-examinations, renewals, extensions, and continuations-in-part of patents or patent applications; (c) industrial design registrations and applications; (d) confidential proprietary information, including trade secrets; (e) copyrights and registrations and applications for registration of copyright; (f) designs and similar rights, design registrations, design registration applications and integrated circuit topographies and similar rights; and (g) Software;

“Interested Director” means Pierre-Etienne Franc;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably);

“Law” or “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances or legally binding policies, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity that, in each case have the force of law, and the term “applicable” with respect to such Laws and in a context that refers to a person, means such Laws as are binding upon or applicable to such person or its business or assets;

“Legacy Option Plan” means the legacy stock option plan of the Company, originally established on October 27, 2009, as amended from time to time;

“Loan Agreements” means, collectively, the Belfius Loan Agreement, the EDC Loan Agreement, the Ministry of Ontario Loan Agreement and the RBC Loan Agreement;

“Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances: (a) has had or would reasonably be expected to have a material and adverse effect on the business, financial condition, assets, obligations (whether absolute, accrued, conditional or otherwise), or results of operations of the Company and its subsidiaries, taken as a whole; or (b) would reasonably be expected to prevent or materially adversely affect the ability of the Company to perform its obligations under this Agreement, in each case except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	the negotiation, execution, announcement or performance of this Agreement hereby and the related disclosure by the Company thereof, the identity of Parent, Purchaser, Hydrogen Company or their affiliates, the consummation of the transactions contemplated or the communication by Parent, Purchaser, Hydrogen Company or their affiliates regarding the plan or intentions of Parent, Purchaser or Hydrogen Company with respect to the conduct of the business of the Company, including any litigation or claim threatened or initiated by the Company Shareholders against the Company or its subsidiaries or any of their respective officers and directors with respect to same;

(b)	global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)	any act of terrorism, war or any escalation or worsening acts of war (whether or not declared), armed hostilities, riots, sabotage, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency, or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada, United States or Europe;

(d)	any natural events or conditions (including any natural disaster or outbreaks of illness);

(e)	any change, development or condition affecting the industries or markets in which the Company or any of its subsidiaries operate or the markets for any of its products;

(f)	information of which Parent, Purchaser or Hydrogen Company has actual knowledge on the date hereof as a result of information disclosed in the Company Disclosure Letter and Company’s Public Disclosure Record, which for purposes of this section shall solely consist of annual information forms, financial statements, management discussion and analysis and material change reports;

(g)	any change in applicable generally accepted accounting principles, including IFRS;

(h)	any change in any analysts’ recommendation or rating with respect to the Company;

(i)	any adoption, proposal, implementation or change in Law, including Tax Law, or in any interpretation, application or non-application of any Laws, including Tax Laws, by any Governmental Entity;

(j)	any action taken (or omitted to be taken) by the Company or any of its subsidiaries which is required to be taken (or omitted to be taken) in accordance with this Agreement or which is taken with the prior written consent or direction of Purchaser and Parent;

(k)	any change in the trading price or any change in the trading volume of the Company Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (a) to (j) above or (l) below) may be taken into account in determining whether a Material Adverse Effect has occurred) or any suspension of trading in securities generally or on an Exchange; and

(l)	the failure of the Company to meet or achieve the results set forth in any internal or public projection, forecast or estimates of revenue, earnings, cash flow, cash position or other financial measures (it being understood that the causes underlying the failure (other than those in clauses (a) to (h) above) may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that to the extent that an effect referred to in clauses (b) to (e) above has a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and markets in which the Company and any of its subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred; and provided further that references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contract” means: (a) any Contract between the Company or any of its subsidiaries and any of the customers of the Company or its subsidiaries or end user licensees that generated over $500,000 in revenue during the fiscal year ended December 31, 2018 or $350,000 in revenue during the six month period ended June 30, 2019; (b) any Inbound IP License (other than for shrink wrap Software or other Software that is generally commercially available for licensing or subscription (including as a service)) that required expenditures over $1,000,000 during the fiscal year ended December 31, 2018 or $700,000 during the six month period ended June 30, 2019; (c) any Contract in which the Company or any of its subsidiaries has agreed to assign, licensed or otherwise granted any material interest in any Company Owned Intellectual Property (including any Company Registrations), including any right to receive royalties or other payments, to any person, other than non-exclusive licenses granted in the ordinary course of business; (d) any Contract that if terminated, or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (e) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $700,000 in the aggregate; (f) any Contract under which indebtedness in excess of $500,000 is or may become outstanding, other than any such Contract between two or more wholly-owned subsidiaries of the Company or between the Company and one or more of its wholly-owned subsidiaries; (g) any Contract under which the Company or any of its subsidiaries is obligated to make or expects to receive payments in excess of $750,000 over the remaining term of such Contract; (h) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (i) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any goods, products or services commitments where the purchase or sale price or agreed value or fair market value of such good, product or services commitment exceeds $350,000 annually or $700,000 over the remaining term of such Contract; (j) any Contract that limits or restricts in any material respect (i) the ability of the Company or any subsidiary to engage in any line of business or carry on business in any geographic area, or (ii) the scope of persons to whom the Company or any of its subsidiaries may sell products; (k) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue or business sharing arrangements in which the interest of the Company or its subsidiaries has a book value which exceeds $1,000,000; (l) any material lease to which the Company or any subsidiary is a party; or (m) any Contract relating to the disposition or acquisition by the Company or its subsidiaries of any material assets or business;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Ministry of Ontario Loan Agreement” means the loan agreement dated September 28, 2011 between the Company, as borrower, and Her Majesty The Queen In Right Of The Province Of Ontario, as represented by the Minister of Economic Development and Trade, as lender;

“Misrepresentation” has the meaning ascribed thereto in the Securities Acts;

“NASDAQ” means the Nasdaq Global Market or any successor thereto;

“Omnibus Incentive Plan” means the omnibus incentive plan of the Company originally established on March 27, 2012, as amended from time to time;

“Order” means any writ, judgment, injunction, decree, determination, award or similar order of any Governmental Entity (whether preliminary or final);

“ordinary course of business” means, with respect to the Company and/or its subsidiaries, the usual, regular and ordinary course of business of the Company and or its subsidiaries, consistent with past practice;

“Outside Date” means December 20, 2019 or such later date as Purchaser and the Company may agree in writing;

“Parent” has the meaning ascribed thereto in the recitals;

“Parties” means, collectively, the Company, Parent and Purchaser, and “Party” means any of them;

“Pension Plan” means a “registered pension plan” as defined in the Tax Act;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, clearance registration, or other authorization of, with, to and from any Governmental Entity;

“Permitted Encumbrances” means, with respect to the Company and its subsidiaries:

(a)	statutory liens for Taxes, utilities (including levies or imposts for sewers and other municipal utility services), special assessments or other governmental or quasi-governmental charges not yet due and payable or which the Company or its subsidiaries is contesting in good faith, or in each case if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)	statutory liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and similar legislation;

(c)	security given by the Company or any of its subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business;

(d)	undetermined or inchoate construction, mechanics, carriers or repair or storage liens arising in the ordinary course of business;

(e)	any reservations or exceptions contained in the original grants from a Governmental Entity;

(f)	any subsisting restrictions, exceptions, reservations, limitations, provisos and conditions (including royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grants from any Governmental Entity;

(g)	subdivision agreements, site plan control agreements, development agreements, servicing agreement and other similar agreements with municipal and other Governmental Entities affecting the development, servicing or use of the real property subject to Real Property Leases;

(h)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land;

(i)	zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other persons registered against title the real property subject to Real Property Leases;

(j)	such other defects, liens or irregularities of title as do not, individually or in the aggregate, have a Material Adverse Effect;

(k)	any and all “Permitted Encumbrances”, “Permitted Liens” or other substantially similar terms as may be defined in the Loan Agreements;

(l)	Encumbrances securing acquisition financing with respect to the applicable assets, including refinancings thereof arising in the ordinary course of business; and

(m)	any Permitted Encumbrances listed in Section 1.1(b) of the Company Disclosure Letter;

“person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

“Personal Information” means any information about an identifiable individual collected, used, disclosed, or retained by the Company or its subsidiaries in connection with its business, including information regarding the customers, suppliers, employees and agents of the Company or its subsidiaries, such as an individual’s address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, bank account information, source of funds, payment records, credit information, personal references and health records;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 11.6 hereof or Section 5.2 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.4(a);

“PSUs” means the performance share units granted under the Omnibus Incentive Plan;

“Public International Organization” means any public international organization, including international financial institutions such as the World Bank Group;

“Public Official” means: (a) any employee, officer, official, legislator, administrator, judge, member, consultant, representative or agent of any (or any person who holds a legislative, administrative or judicial position with any): (i) Governmental Entity, (ii) any instrumentality of any Governmental Entity (including any entity, agency, enterprise, joint venture, or partnership owned or controlled by a Governmental Entity) or (iii) Public International Organization; (b) any employee, director, officer, agent or representative of any: (i) corporation or other body (including any agency, enterprise, joint venture, or partnership) owned by a Governmental Entity or controlled by a Governmental Entity or (ii) corporation or other body that is established to perform a duty or function on behalf of a Governmental Entity or is performing such a duty or function; (c) any person acting in an official capacity for or on behalf of, or who performs public functions or duties of or for: (i) any Governmental Entity or instrumentality of a Governmental Entity (including any entity, agency, enterprise, joint venture, or partnership owned or controlled by a Governmental Entity) or part of any of them, (ii) any Public International Organization, or (iii) any political Party or political Party official or candidate for office; or (d) any member of a political Party or candidate for public office; or any person who by virtue of local culture and traditions exercises influence on the decision making of Public Officials as defined in clauses (a) through (d) above, including, without limitation, tribal chiefs, shamans, spiritual leaders and members of band councils and other indigenous leadership bodies;

“Purchaser” has the meaning ascribed thereto in the recitals;

“RBC Loan Agreement” means the loan agreement dated January 27, 2017 between the Company and the Royal Bank of Canada;

“Real Property Leases” means the leases, subleases and other similar agreements (and all amendments or modifications thereto) under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property;

“Record Date” has the meaning ascribed thereto in Section 2.2(g);

“Release” has the meaning prescribed in any applicable Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Material, whether accidental or intentional, into the environment;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party except that the Interested Director shall not be considered a Representative of the Company;

“Requisite Approval” means the approval of Company Shareholders in accordance with Section 2.2(b), as may be modified by the Interim Order;

“Response Period” has the meaning ascribed thereto in Section 5.3(a)(iv);

“Restricted Person” means (a) any person (other than a natural person) located in, or formed under the laws of Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine; (b) any person or Governmental Entity with which transactions by United States or Canadian persons are prohibited or restricted as of the time of a relevant transaction under any Trade Laws; (c) any person designated on the specially designated nationals and blocked persons list maintained by the Office of Foreign Assets Control of the U.S. Treasury Department, or the designated persons lists maintained by Global Affairs Canada or Canada’s Office of the Superintendent of Financial Institutions; (d) any “national” of Cuba except an “unblocked national”, as those terms are defined in Title 31, Part 515 of the U.S. Code of Federal Regulations, as amended from time to time; and (e) any person owned or controlled by, or acting or purporting to act for, any of the foregoing persons;

“Returns” means all reports, forms, schedules, elections, estimates, declarations of estimated Tax, information statements and returns filed or required to be filed with a Governmental Entity in connection with any Taxes;

“RSUs” means the restricted share units granted under the Omnibus Incentive Plan;

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by a Governmental Entity, including Global Affairs Canada, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Nations Security Council, the European External Action Service of the European Union, Her Majesty’s Treasury of the United Kingdom, or any other applicable sanctions authority;

“SEC” means the United States Securities and Exchange Commission;

“Securities Acts” means, collectively, the Securities Act (Ontario), the United States Securities Act of 1933, as amended, and the 1934 Act;

“Securities Authorities” means the Ontario Securities Commission, the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, the SEC and the applicable securities commissions in each of the states of the United States;

“Securities Laws” means the Securities Acts, all other applicable Canadian provincial securities Laws (including MI 61-101), all other applicable United States state securities or “blue sky” Laws, and the rules and regulations and published policies under the foregoing securities Laws and applicable exchange rules and listing standards of the Exchanges;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR) and available for public view at www.sedar.com;

“Senior Officers” means Daryl Wilson, Marc Beisheim, Joseph Cargnelli, and Wido Westbroek;

“Software” means computer programs, including any and all software implementations or algorithms, applications, utilities, development tools, diagnostics, data, program modules, interfaces, screen displays, report layouts, databases and embed systems, whether in source code, interpreted code or object code form, and any documentation relating to the foregoing and, for greater certainty, and, without limitation, including all of the foregoing required to control and operate fuel cells and balance of plant systems relating to fuel cells;

“Special Committee” means the special committee of members of the Board of Directors formed in relation to the proposal to effect the transactions contemplated by this Agreement;

“Statutory Plans” means statutory plans or social security plans or programs which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subject Laws” has the meaning ascribed thereto in Section 1.25 of Schedule C hereto;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

“Superior Proposal” means any bona fide written Acquisition Proposal made after the date of this Agreement that did not result from a willful and intentional breach of Section 5.2 by the Company, any of its subsidiaries or any of their Representatives, and that:

(a)	is, in the opinion of the Board of Directors or relevant committee thereof, reasonably likely to be consummated at the time and on the terms proposed, taking into account, to the extent considered appropriate by the Board of Directors or relevant committee thereof, all financial, legal, regulatory and other aspects of such Acquisition Proposal;

(b)	is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board of Directors (or any committee thereof), acting in good faith, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(c)	that is not subject to a due diligence and/or access condition; and

(d)	in respect of which the Board of Directors or relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that:

(i)	failure to recommend such Acquisition Proposal to Company Shareholders (other than Hydrogen Company and its affiliates) would be inconsistent with its fiduciary duties under applicable Laws, and

(ii)	having regard to all of its terms and conditions, such Acquisition Proposal would, if consummated in accordance with such terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Company Shareholders (other than Hydrogen Company and its affiliates) from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Purchaser pursuant to Section 5.3(b));

“Support Agreements” means the voting support agreements substantially in the form attached as Schedule E, dated the date hereof between Purchaser, on the one hand, and each of the Supporting Shareholders, on the other hand, pursuant to which the Supporting Shareholders have agreed, among other things, to support the Arrangement and to vote the Company Shares beneficially owned or over which control or direction is exercised by them in favour of the Arrangement Resolution subject to, and in accordance with, the terms of such agreements;

“Supporting Shareholders” means (a) all of the directors and Senior Officers of the Company who beneficially own or exercise control or direction over Company Shares, and (b) Hydrogen Company;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include all income or profits taxes (including, but not limited to, federal, provincial, territorial, state, foreign and local income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, goods and services tax, harmonized sales tax, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation premiums or charges and pension assessment and other similar governmental charges (including Canada Pension Plan payments);

“Termination Fee” has the meaning ascribed thereto in Section 10.4(a);

“Termination Fee Event” has the meaning ascribed thereto in Section 10.4(a);

“Trade Authorization” means a Permit concerning the exportation, re-exportation, and temporary importation of any products, technology, technical data and services, including those administered by the Export Controls Division of Global Affairs Canada, the Controlled Goods Directorate of Public Works and Government Services Canada, and the Canadian Industrial Security Directorate, the United States Bureau of Industry and Security of the Department of Commerce, the Directorate of Defense Trade Controls of the United States Department of State, and the Office of Foreign Assets Control of the United States Department of the Treasury, the United States anti-boycott regulations administered by the Office of Anti-boycott Compliance of the United States Department of Commerce and the Internal Revenue Service;

“Trade Laws” means the Export and Import Permits Act (Canada), the Export Administration Regulations (United States), the Arms Export Control Act (United States), and International Traffic in Arms Regulations thereunder, United States customs laws, and all similar Laws;

“Transferred Information” has the meaning ascribed thereto in Section 11.12(a);

“TSX” means the Toronto Stock Exchange or any successor thereto; and

“Valuator” means Origin Merchant Partners.

Section	1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings and the table of contents are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section	1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section	1.4 Date for Any Action

If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a Business Day.

Section	1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “U.S.$” refers to United States dollars and “C$” refers to Canadian dollars.

Section	1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company and its subsidiaries shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company and its subsidiaries required to be made shall be made in a manner consistent with IFRS.

Section	1.7 Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” and phrases of similar import mean and shall be limited to the actual knowledge, after reasonable inquiry within the Company, of, the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity, the Senior Officers.

Section	1.8 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Representations and Warranties of the Company
Schedule D	-	Representations and Warranties of Parent and Purchaser
Schedule E	-	Form of Support Agreement

Section	1.9 Other Definitional and Interpretive Provisions

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in any exhibit or Schedule or the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(e)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(f)	References to time are to local time, Toronto, Ontario.

(g)	When used in reference to the Company or its subsidiaries, the term “material” shall be measured against the Company and its subsidiaries, taken as a whole.

(h)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(i)	References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Agreement, and as the same may be amended, re-enacted, consolidated or replaced from time to time (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or other Law shall be deemed to refer to such statute or other Law, as amended, and to any rules or regulations made thereunder, in each case, as of such date), and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

(j)	The term “made available” means (i) copies of the subject materials were included in the Data Room or in the Company’s Public Disclosure Record prior to the date of this Agreement; (ii) the subject material was listed in the Company Disclosure Letter; or (iii) the copies of the subject materials were provided to Purchaser or its Representatives by the Company if requested.

(k)	The Parties agree that they have been represented by outside legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Article 2
THE ARRANGEMENT

Section	2.1 Arrangement

The Company and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

The Company confirms that the Board of Directors (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) has determined, after consultation with its legal advisors and financial advisors and following receipt and review of the recommendation of the Special Committee, the verbal Fairness Opinion and the verbal Formal Valuation, that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company; and the Board of Directors (with all directors other than the Interested Director affirmatively approving and the Interested Director abstaining) has resolved to recommend approval of the Arrangement Resolution to the Company Shareholders (other than Hydrogen Company and its affiliates), all on the terms and subject to the conditions contained herein.

Section	2.2 Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, the Company shall apply in a manner reasonably acceptable to Purchaser (acting reasonably) pursuant to section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which application shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution and (ii) if, and to the extent required, a majority of the votes cast on the Arrangement Resolution by Company Shareholders present and in person or represented by proxy at the Company Meeting excluding for this purpose votes attaching to Company Shares held by Hydrogen Company and any other persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents as in effect as of the date hereof, all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as of the Record Date as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting (“Record Date”) in accordance with the Interim Order, which date shall be no later than July 19, 2019;

(h)	that the Record Date will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting; and

(i)	for such other matters as the Company or Purchaser may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld.

Section	2.3 The Company Meeting

(a)	Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable and, subject to Purchaser’s compliance with Section 2.4(d), Section 6.3 and Article 7, the Company shall use commercially reasonable efforts to do so on or before August 30, 2019 (the “Company Meeting Target Date”) and set the Record Date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Purchaser: (i) except as required or permitted under Section 8.3(b) or Section 5.3(d); (ii) except as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); (iii) except as required by Law or by a Governmental Entity; or (iv) except for postponements or adjournments (including postponements or adjournments reasonably requested by Purchaser) for not more than 20 Business Days in the aggregate for the purposes of attempting to obtain the Requisite Approval;

(b)	subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties and provided that the Board of Directors or relevant committee thereof has not made a Change in Recommendation, the Company will use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably or otherwise deemed advisable by the Company, using dealer and proxy solicitation services; it being agreed that all costs and expenses incurred in connection with such services, where so requested by Purchaser, will be paid by Purchaser;

(c)	The Company shall:

(i)	except as otherwise expressly contemplated or permitted by this Agreement or as required by Law, not propose or submit for consideration at the Company Meeting any business other than the Arrangement without Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	provide Purchaser and Hydrogen Company with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by Purchaser;

(iii)	give prior notice to Purchaser and Hydrogen Company of the Company Meeting and allow Purchaser’s Representatives and legal counsel to attend the Company Meeting;

(iv)	as promptly as reasonably practicable, advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(v)	promptly advise Purchaser of any action or claim brought by (or threatened to be brought by) or any material communication (written or oral) from any person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders and provide Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution; and

(vi)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights, without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

Section	2.4 The Company Circular

(a)	Subject to compliance by Purchaser with Section 2.4(d), Section 6.3 and Article 7, as promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser and Hydrogen Company as contemplated by Section 2.4(c), the Company Circular together with any other documents required by the CBCA and applicable Securities Laws in connection with the Company Meeting and the Arrangement and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting and the Arrangement to be filed as required by applicable Securities Laws and to be sent to each Company Shareholder and other persons as required by the Interim Order (for the purposes of this Section 2.4, “Company Circular” shall include such other documentation), in each case using commercially reasonable efforts so as to permit the Company Meeting to be held by the Company Meeting Target Date.

(b)	The Company shall ensure that the Company Circular complies in all material respects with the CBCA and applicable Securities Laws, does not at the time of mailing contain any Misrepresentation (other than with respect to any information furnished by Purchaser or its affiliates and Hydrogen Company and its affiliates, whether pursuant to Section 2.4(d) or otherwise), and shall provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to the terms of this Agreement, the Company Circular will include: (a) a copy of the written Fairness Opinion, (b) a copy of the written Formal Valuation, (c) a statement that the Board of Directors has determined (with all directors other than the Interested Director affirmatively determining and the Interested Director abstaining), after consultation with its legal and financial advisors and receipt and review of the recommendation of the Special Committee, the verbal Fairness Opinion, and the verbal Formal Valuation, that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and is in the best interest of the Company and recommends (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) that Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution (unless the Board of Directors or relevant committee thereof has made a Change in Recommendation, in accordance with the terms of this Agreement), and (d) a statement that each of the Supporting Shareholders intends to vote all of such person’s Company Shares (including any Company Shares issued upon the exercise of any Company Options) in favour of the Arrangement Resolution pursuant to the terms of the Support Agreements, subject to the other terms of this Agreement and the Support Agreements.

(c)	Purchaser, Hydrogen Company, and their respective legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto and reasonable consideration shall be given to any comments made by Purchaser, Hydrogen Company and their respective legal counsel, provided that all information relating solely to Purchaser or its affiliates or Hydrogen Company and its affiliates included in the Company Circular shall be in form and content satisfactory to Purchaser or Hydrogen Company, as applicable, acting reasonably. The Company shall provide Purchaser and Hydrogen Company with a final copy of the Company Circular prior to mailing to the Company Shareholders.

(d)	Purchaser shall provide to the Company all information regarding Purchaser, Hydrogen Company and their affiliates as required by the Interim Order or Laws for inclusion in the Company Circular and other filings required to be made by the Company or in any amendments or supplements to such Company Circular and other filings. Purchaser shall ensure that such information does not include a Misrepresentation. Purchaser shall indemnify and save harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective Representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequence of (a) any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular that was provided by Purchaser or Hydrogen Company or their Representatives for the purpose of inclusion in the Company Circular or as may otherwise have been approved in writing by Purchaser or Hydrogen Company and (b) any Order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information related to Purchaser or Hydrogen Company or their affiliates and provided by Purchaser or Hydrogen Company or their Representatives for the purpose of inclusion in the Company Circular or may otherwise have been approved in writing by Purchaser or Hydrogen Company.

(e)	Each of the Parties shall promptly notify the other Parties if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Purchaser only with respect to Purchaser and/or Parent and/or Hydrogen Company) that the Company Circular or any amendment or supplement thereto contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Company Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by Purchaser of Section 2.4(d) and Section 6.3, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with the applicable Securities Authorities and as otherwise required.

Section	2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section	2.6 Court Proceedings

Purchaser and the Company will cooperate in seeking the Interim Order and the Final Order, including by Purchaser providing to the Company on a timely basis any information required to be supplied by Purchaser concerning itself or its affiliates in connection therewith. The Company will provide legal counsel to Purchaser and Hydrogen Company with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to service and filing of such materials, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to Purchaser and Hydrogen Company on a timely basis with copies of any notice of appearance, evidence or other court documents served on the Company or its legal counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that nothing herein shall (i) require Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in any such filed or served materials or under this Agreement, or (ii) limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights hereunder, including in connection with any dispute involving the Company and its subsidiaries on the one hand and Parent and Purchaser on the other hand. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section	2.7 Hydrogen Company Disclosure

Subject to any confidentiality restrictions and applicable Laws, the Company shall use commercially reasonable efforts to provide Hydrogen Company with information regarding the Company required to be disclosed by Hydrogen Company in accordance with its reporting obligations under the Early Warning Requirements of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and Schedule 13-D under the 1934 Act.

Section	2.8 Company Options, DSUs, PSUs and RSUs

(a)	The Parties acknowledge that all of the vested and unvested (i) Company Options, (ii) DSUs, (iii) PSUs and (iv) RSUs, in each case granted and outstanding immediately prior to the Effective Time, will be treated in accordance with the provisions of the Plan of Arrangement and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(b)	The Parties acknowledge that no deduction will be claimed by the Company or any person not dealing at arm’s length with the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who acquired such Company Options by virtue of such holder’s employment or service as a director and who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or any person not dealing at arm’s length with the Company, taxable income under the Tax Act and Purchaser shall cause the Company to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options; and (ii) provide evidence in writing of such election as contemplated by the Tax Act, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

Section	2.9 Articles of Arrangement and Effective Date

(a)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended as provided for in this Agreement.

(b)	Unless another time or date is agreed to in writing by the Parties, on the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding those conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 9, the Articles of Arrangement shall be filed by the Company with the Director, provided that the Company shall not be required to file Articles of Arrangement with the Director unless it has received written confirmation that Purchaser has provided funds to the Depositary in accordance with Section 2.10. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario M5K 1N2 or at such other location as may be agreed upon by the Parties.

Section	2.10 Payment of Consideration

Purchaser will, following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement with the Director, provide the Depositary (a) with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement in accordance with the Plan of Arrangement and (b) with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to be loaned to the Company to provide funds for the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs, RSUs to be cancelled pursuant to, and in accordance with, the Arrangement.

Section	2.11 Adjustment to Consideration in the Event of Distributions

If, on or after the date hereof, the Company declares any dividend or other distribution on the Company Shares with a record date or payment date prior to the Effective Time (a) to the extent that the amount of such dividend or distribution per Company Share does not exceed the Consideration per Company Share, the Consideration per Company Share shall be reduced by the amount of such dividend or distribution, and (b) to the extent that the amount of such dividend or distribution per Company Share exceeds the Consideration per Company Share, the Company will place such excess amount in escrow with an independent escrow agent acceptable to Purchaser, acting reasonably, for the account of Purchaser or another person designated by Purchaser.

Section	2.12 Support Agreements

The Company agrees to reasonably cooperate with Purchaser in its efforts to seek a voting support agreement from Fuzhou, including, without limitation, facilitating communications.

Section	2.13 List of Securityholders

At the reasonable request of Purchaser from time to time, and in compliance with applicable Laws, the Company shall, or shall direct its registrar and transfer agent to, as soon as is reasonably practicable, provide Purchaser with a list (in both written and electronic form) of the registered Company Shareholders and all other securityholders of the Company, together with their addresses and respective holdings of Company Shares and all other securities of the Company, and with a list of the names and addresses (as have been provided to the Company) and holdings of all persons having rights issued by the Company to acquire Company Shares and other securities of the Company (including holders of Company Options, DSUs, PSUs and RSUs), and a list of non-objecting beneficial owners of Company Shares and all other securityholders of the Company, together with their addresses (as have been provided to the Company) and respective holdings of Company Shares and all other securities of the Company. The Company shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as Purchaser may reasonably request.

Section	2.14 Hydrogen Company Agreements

Purchaser shall not amend or alter, or agree to amend or alter, the Hydrogen Company Investment Agreement or the Support Agreement or enter into or amend any agreement with the Hydrogen Company in any manner that would impair, delay or prevent the consummation of the transactions contemplated by this Agreement or in accordance with the Plan of Arrangement, in each case without the prior written consent of the Company.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section	3.1 Representations and Warranties

Except as disclosed in the Company’s Public Disclosure Record and in the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to and in favour of Purchaser as set forth in Schedule C.

Section	3.2 Disclaimer of Additional Representations and Warranties

Each of Parent and Purchaser agrees and acknowledges that, except for the representations and warranties set forth in Schedule C, neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, at law or in equity, with respect to the Company, its subsidiaries, their respective businesses, their past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement.

Section	3.3 Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF parent and PURCHASER

Section	4.1 Representations and Warranties

Each of Parent and Purchaser jointly and severally hereby represent and warrant to and in favour of the Company as set forth in Schedule D hereto.

Section	4.2 Disclaimer of Additional Representations and Warranties

The Company agrees and acknowledges that, except as expressly set forth in this Agreement, neither Purchaser nor any other persons on behalf of Purchaser makes any representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

Section	4.3 Survival of Representations and Warranties

The representations and warranties of Parent and Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS OF COMPANY

Section	5.1 Conduct of Business of the Company

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as disclosed in Section 5.1 of the Company Disclosure Letter, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as is required or expressly permitted by this Agreement, (iv) as contemplated by the Pre-Acquisition Reorganization or (v) as is otherwise required by applicable Law or any Material Contract:

(a)	the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business, and the Company shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with material customers, suppliers, partners and other persons with which the Company or any of its subsidiaries has a material business relationship;

(b)	without limiting the generality of Section 5.1(a), the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly:

(i)	amend the Company’s Constating Documents or other comparable organizational documents of the Company or any of its subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property), in each case in respect of the securities of any subsidiary owned by a person other than the Company or its subsidiaries, other than cash dividends by the Company or dividends or other distributions or payments between two or more wholly-owned subsidiaries of the Company or between any of its wholly-owned subsidiaries and the Company;

(iii)	issue, grant, sell, encumber or pledge or agree to issue, grant, sell, encumber or pledge any shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company or its subsidiaries, other than the issuance of Company Shares pursuant to the terms of securities issued as at or prior to the date hereof pursuant to the Equity Plans;

(iv)	redeem, purchase or otherwise acquire any of its outstanding securities other than (A) as is required by the terms of such securities, (B) with respect to any Financial Indebtedness, as is required by the terms of such Financial Indebtedness, or (C) as is required under existing Contracts;

(v)	amend the terms of any of its securities, including any Company Options, DSUs, PSUs, RSUs or other awards outstanding under the Equity Plans, other than as required to give effect to the Arrangement;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries;

(vii)	split, combine or reclassify any of the Company Shares or shares of a subsidiary;

(viii)	reorganize, amalgamate or merge with any other person;

(ix)	make, rescind or change any election with respect to Taxes;

(x)	except as would not reasonably be expected to cause a Material Adverse Effect, file any amended Returns, settle any material Tax claim or dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any of its subsidiaries;

(xi)	enter into any closing agreement regarding Taxes, surrender any right to claim a material refund of Taxes or amend any of its transfer pricing policies;

(xii)	knowingly take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and/or its affiliates in respect of any property owned or to be owned directly or indirectly by the Company or its affiliates;

(xiii)	amend or modify in any material respect or terminate or waive, release, grant, transfer or exercise any material right under any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date hereof, except as otherwise expressly permitted by this Agreement;

(xiv)	make any capital expenditure or commitment to do so which exceeds $500,000;

(xv)	acquire any interest in any real property;

(xvi)	enter into, modify or terminate any Contract with Fuzhou or any of its affiliates; or

(xvii)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	sell, pledge, lease, dispose of, or allow any Encumbrance (other than Permitted Encumbrances) directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its subsidiaries’ assets;

(ii)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital or property transfer, or purchase of any property or assets of any other person;

(iii)	commence, waive, release, assign, settle or compromise any action or claim in excess of an amount of $500,000 individually or $1,000,000 in the aggregate;

(iv)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(v)	enter into or terminate any hedges, derivatives, swaps or other financial instruments or other like transaction;

(vi)	except as contemplated in this Agreement, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any of its subsidiaries in effect on the date of this Agreement unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect; or

(vii)	authorize, agree, resolve or otherwise commit to do any of the foregoing;

(d)	except as is required in order to comply with applicable Laws any Company Plans or Employment Contracts, neither the Company nor any of its subsidiaries shall:

(i)	other than in the ordinary course of business, grant to any officer or director of the Company or any of its subsidiaries any salary increase;

(ii)	enter into or amend any employment, deferred compensation or other similar Contract with any officer or director of the Company or any of its subsidiaries;

(iii)	grant, amend or modify any severance, change of control or termination payment to or enter into any employment agreement with any officer or director of the Company or any of its subsidiaries;

(iv)	increase any benefits payable to any officer or director of the Company or its subsidiaries under its current severance or termination pay policies;

(v)	enter into any collective agreement or other agreement with a labour organization representing any employees of the Company or any of its subsidiaries;

(vi)	adopt or materially amend any Company Plan; or

(vii)	enter into any staffing, consulting or similar agreement with a labour staffing agency;

provided that, the Company may, and may permit any of its subsidiaries, to expend or commit to expend amounts with respect to (i) amounts payable upon a change of control of the Company or any of its subsidiaries pursuant to the Company Plans or Employment Contracts existing on the date hereof, (ii) amounts payable in connection with bonuses, long-term incentive awards (including the Equity Plans) or other compensation or amounts otherwise payable under Section 2.10 pursuant to existing Contracts which amounts had been earned in prior periods but not yet paid and/or (iii) amounts payable in connection with fees, penalties or other amounts arising from change of control provisions; and

(e)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, incur any indebtedness for borrowed money or guarantees thereof except for indebtedness:

(i)	required to be incurred under the Loan Agreements;

(ii)	for borrowed money required to be incurred pursuant to agreements in effect prior to the execution of this Agreement; or

(iii)	in respect of accounts payable and accrued liabilities incurred in the ordinary course of business.

Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations. Nothing in this Agreement, including any of the restrictions forth in this Agreement, will be interpreted in such a way as to place the Company and/or its subsidiaries in violation of applicable Law.

Section	5.2 Non-Solicitation

(a)	Except as expressly provided in this Article 5, neither the Company nor any subsidiary shall, directly or indirectly, or through any Representative:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate or cooperate with (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records of the Company or any subsidiary) any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, provided that, for greater certainty, the Company may inform persons of the provisions contained in this Article 5 and it may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors or relevant committee thereof has so determined;

(ii)	enter into, continue or participate in any discussions or negotiations with any person (other than Parent, Purchaser and/or Hydrogen Company or their affiliates or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or their affiliates) regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal (it being understood that the Company may inform persons of the provisions contained in this Section 5.2);

(iii)	make or propose publicly to make a Change in Recommendation;

(iv)	accept, approve or recommend, or propose publicly to accept, approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position with respect to a publicly announced Acquisition Proposal for a period of ten Business Days or less shall not be considered to be a breach of this Section 5.2); or

(v)	accept or enter into or propose publicly to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.2(d)).

(b)	The Company shall, and shall cause its subsidiaries and its Representatives to, immediately terminate any existing discussions or negotiations with any Parties (other than Parent, Purchaser and/or Hydrogen Company or their affiliates, or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or their affiliates) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute an Acquisition Proposal. The Company will immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, Books and Records provided to such other Parties and, as soon as reasonably practicable and in event within two Business Days of the date of this Agreement, request to the extent it is entitled to do so the return or destruction of all information provided to any such person. The Company agrees that it shall not waive any provision of any existing confidentiality, standstill or similar agreement or restriction relating to a potential Acquisition Proposal to which the Company is a party, it being acknowledged that the automatic termination or release of any such restrictions in any such agreements as a result of entering into and announcing this Agreement or expiry of the natural term of such obligations in accordance with the terms thereof, shall not be a violation of this Section 5.2(b). The Company and its Board of Directors consents to, and waives the applicable, standstill or similar agreements or restrictions applicable to Parent, Purchaser and Hydrogen Company solely to permit the Parties to enter into this Agreement and to consummate the Arrangement and the transactions expressly permitted by this Agreement. The Company and its Board of Directors, acknowledging that the Purchaser is relying on same in entering into this Agreement, until the earlier of the termination in accordance with its terms of this Agreement, the Support Agreement entered into by Hydrogen Company or the Hydrogen Company Investment Agreement, hereby waives the restrictions on voting in place against Hydrogen Company contained in Section 4.5(b)(ii) of that certain subscription agreement made between Hydrogen Company and the Company effective December 21, 2018 solely in respect of the transactions contemplated by the this Agreement, Hydrogen Company Investment Agreement and Support Agreement entered into by Hydrogen Company.

(c)	The Company shall promptly (and in any event in writing within two Business Days of receipt) notify Purchaser of: (i) any written Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any subsidiary, in connection with an Acquisition Proposal, in each case received after the date hereof by any of its directors (other than the Interested Director) or Senior Officers; and (ii) any material amendments to an Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. Any such notice shall include, the material terms of and conditions and the identity of the person making the Acquisition Proposal or amendment or inquiry and, to the extent permitted pursuant to any confidentiality agreement previously entered into with such person, a copy thereof, if in writing. The Company shall keep Purchaser reasonably informed of the status and details of and any material changes to the terms of any such Acquisition Proposal, inquiry, proposal or offer (as amended, if applicable).

(d)	Notwithstanding this Section 5.2 and any other provision of this Agreement or any other agreement between the Company and Parent, Purchaser and/or Hydrogen Company, if at any time following the date of this Agreement and prior to obtaining the Requisite Approval, the Company receives a written Acquisition Proposal that was not solicited after entering into this Agreement in breach of Section 5.2(a) or Section 5.2(b); and if, in the opinion of the Board of Directors or relevant committee thereof, acting in good faith and after receiving advice from financial and legal advisors, the Acquisition Proposal (disregarding, for the purpose of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation and/or a financing condition) is, or could reasonably be expected to lead to, a Superior Proposal, the Company may (directly or through its Representatives):

(i)	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and its Representatives and potential financing sources; and/or

(ii)	consider such Acquisition Proposal and/or, participate and/or engage in discussions with the person making such Acquisition Proposal and its Representatives and potential financing sources:

provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Company to such person without entering into a confidentiality agreement having confidentiality terms not in the aggregate materially more favourable to such person than the equivalent terms of the Confidentiality Agreement (unless such person has already entered into a confidentiality agreement prior to the date hereof), it being understood that such confidentiality agreement need not restrict such person from making an Acquisition Proposal or consummating a Superior Proposal; provided that Purchaser is promptly provided with copies of any material non-public information provided to such person, which was not previously provided to Purchaser.

(e)	Subject to compliance with Section 5.2 and Section 5.3, at any time following the date of this Agreement and prior to obtaining the Requisite Approval, if the Company receives an Acquisition Proposal which the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal, the Board of Directors and relevant committee thereof may make a Change in Recommendation and accept, approve, recommend or enter into a definitive agreement with respect to such Superior Proposal in accordance with Section Section 5.2 and Section Section 5.3.

(f)	Nothing contained in this Agreement shall prohibit the Board of Directors and relevant committee thereof from taking any action or making any disclosure prior to the Effective Time including, for greater certainty, making a Change in Recommendation, if, in the good faith judgment of the Board of Directors or relevant committee thereof, after consultation with legal counsel, failure to take such action or make such disclosure would reasonably be likely to be inconsistent with the exercise of fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided, however, that notwithstanding that the Board of Directors and relevant committee thereof shall be permitted to take such action or make such disclosure, the Board of Directors or relevant committee thereof shall not be permitted make a Change in Recommendation relating to an Acquisition Proposal, other than as permitted by Section 5.3(a).

Section	5.3 Right to Match

(a)	Subject to Section 5.3(b), the Company covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 5.2(d)) unless:

(i)	an Acquisition Proposal has been made that the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal;

(ii)	such Acquisition Proposal did not result from the willful and intentional breach of the Company’s obligations under Section 5.2 and the Company has provided Purchaser with a copy of the Superior Proposal;

(iii)	the Arrangement Resolution shall not yet have received the Requisite Approval at the Company Meeting;

(iv)	a period (the “Response Period”) of five Business Days shall have elapsed from the date on which Purchaser received written notice (which notice shall include a copy of the documentation constituting the Acquisition Proposal) that the Board of Directors or relevant committee thereof determined, subject only to compliance with this Section 5.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal (the “Superior Proposal Notice”);

(v)	if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 5.3(b), the Board of Directors or relevant committee thereof shall have determined in good faith after consultation with legal and financial advisors that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(vi)	the Company shall have terminated, or shall concurrently terminate, this Agreement pursuant to Section 10.2(a)(iv)(A); and

(vii)	the Company has previously, or concurrently will have, paid to Purchaser (or as Purchaser may direct by notice in writing) the Termination Fee pursuant to Section 10.4(a)(ii).

In addition, notwithstanding any provision of this Agreement (but subject to the right of termination under Section 10.2(a)(iii)(B)), the Board of Directors and relevant committee thereof may make a Change in Recommendation and recommend or approve an Acquisition Proposal provided that the requirements of clauses (i) through (v) of this Section 5.3(a) are satisfied.

(b)	During the Response Period,

(i)	Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors or relevant committee thereof will review any such written proposal by Purchaser to amend the terms of this Agreement in good faith, including an increase in, or modification of, the Consideration to be received by the Company Shareholders (other than Hydrogen Company and its affiliates), to determine whether the Acquisition Proposal to which Purchaser is responding would constitute a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended. If the Board of Directors or relevant committee thereof does not so determine, the Board of Directors or relevant committee thereof will promptly reaffirm its recommendation of the transactions contemplated under this Agreement in substantially the same manner as described in Section 1.4 of Schedule C hereto and the Parties will negotiate in good faith and enter into an amended agreement on reasonable terms reflecting the amendments to the Arrangement as proposed by Purchaser.

(ii)	If the Board of Directors or relevant committee does so determine, the Company may after the end of the Response Period, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of this Section 5.3, provided that the Response Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Response Period and 24 hours after the Purchaser has received the Superior Proposal Notice for the new Acquisition Proposal.

(d)	If the Response Period would not terminate before the date fixed for the Company Meeting, the Company shall adjourn or postpone the Company Meeting to a date that is at least five Business Days after the expiration of the Response Period (but not later than the fifth Business Day prior to the Outside Date).

Section	5.4 Pre-Acquisition Reorganization

(a)	The Company agrees that, upon the reasonable request of Purchaser, the Company will and will cause its subsidiaries to use its and their commercially reasonable efforts to effect such reorganizations of the Company’s or its subsidiaries’ business, operations and assets and the integration of other affiliated businesses of the Company as Purchaser may reasonably request (each a “Pre-Acquisition Reorganization”) and reasonably cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively could be undertaken. Purchaser acknowledges and agrees that all elements of such Pre-Acquisition Reorganizations shall, in the opinion of the Company acting reasonably:

(i)	not impede, delay or prevent completion of the Arrangement or the ability of Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement;

(ii)	be effective no earlier than the Business Day prior to the Effective Date and, in any event, after the Final Order is obtained;

(iii)	not impact the value and the form of the Consideration to be paid to Company Shareholders (other than Hydrogen Company and its affiliates) or otherwise prejudice the Company or the Company Shareholders (other than Hydrogen Company and its affiliates) in any material respect;

(iv)	not be incapable of being unwound without materially adverse consequences to the Company;

(v)	not require the Company to obtain the approval of the Company Shareholders (other than at the Company Meeting as then scheduled);

(vi)	not unreasonably interfere in the business or operations of the Company or any of its subsidiaries prior to the Effective Time;

(vii)	not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached or whether a condition precedent to the Arrangement has been satisfied, it being acknowledged by Purchaser that actions taken pursuant to any Pre-Acquisition Reorganization could require the consent of third Parties under applicable Contracts;

(viii)	not require the Company or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract;

(ix)	not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such security holder in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization and for greater certainty and without limitation, adverse Tax or other consequence includes any Tax or other consequence that would not have arisen but for the Pre-Acquisition Reorganization;

(x)	not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than obtaining such Tax rulings, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities);

(xi)	not require a director, officer, employee or agent of the Company or its subsidiaries to, in connection with a Pre-Acquisition Reorganization, take any action in any capacity other than as a director, officer, employee or agent of the Company or its subsidiaries, as the case may be;

(xii)	not result in the withdrawal or material modification of the Fairness Opinion or Formal Valuation;

(xiii)	not result in any adverse accounting impact on the Company; and

(xiv)	not become effective unless Purchaser shall have confirmed in writing that it is prepared promptly and without condition to proceed with the Arrangement.

(b)	Purchaser will provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 20 days prior to the Effective Date. Subject to Section 5.4(a) and Section 5.4(c), the Company and Purchaser will, at the sole expense of Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Parties will seek to have the steps and transactions contemplated under any such Pre-Acquisition Reorganization made effective no earlier than the Business Day prior to the Effective Date but in any event after the Final Order is obtained (but if before the Effective Time, after Purchaser will have waived or confirmed that all conditions referred to in Section 9.1 and Section 9.2 have been satisfied, and confirmed in writing that it is prepared to promptly and without condition proceed to effect the Arrangement).

(c)	Purchaser shall upon request by the Company advance all reasonable out-of-pocket expenses incurred by the Company or the Company’s subsidiaries in connection with any actions taken by the Company or the Company’s subsidiaries or, promptly upon request by the Company, reimburse the Company or the Company’s subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and Taxes incurred by the Company and its subsidiaries in effecting any Pre-Acquisition Reorganization. Purchaser shall indemnify the Company, its subsidiaries and their respective Representatives for any and all Taxes, liabilities, losses, loss of opportunity, damages, claims, costs, expenses (including any professional fees and expenses), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of their co-operation or assistance with or participation in any Pre-Acquisition Reorganization or in the reversing or unwinding of any Pre-Acquisition Reorganization in the event the Arrangement does not proceed. For greater certainty, the Company shall have no liability arising as a result of, or the failure of Purchaser to realize any benefit from, any Pre-Acquisition Reorganization.

Section	5.5 Regarding the Arrangement

Subject to Article 7 hereto, which shall govern in relation to the Controlled Goods Filing, the Company shall perform, and shall cause its subsidiaries to perform, all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its subsidiaries to:

(a)	subject to obtaining an irrevocable and complete release and discharge from all claims and potential claims in respect of the period prior to the Effective Time in favour of each member of the Board of Directors and the boards of directors of the Company’s subsidiaries and confirmation that insurance coverage is maintained as anticipated by Section 6.1, use commercially reasonable efforts to assist in effecting the resignations of each member of the Board of Directors (in each case to the extent requested by Purchaser), and causing them to be replaced by persons nominated by Purchaser effective as at the Effective Time;

(b)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser, and without paying or committing themselves or Purchaser to pay any consideration or to incur any liability or obligation that is not conditioned on consummation of the Arrangement without the written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned);

(c)	use commercially reasonable efforts to provide such cooperation and assistance as the Purchaser may reasonably request in connection with (i) obtaining any waivers, Permits, Orders or other approvals as the Purchaser deems necessary in connection with the operation of the Company’s business post Effective Date; and (ii) any discussions or negotiations with the landlords under the Real Property Leases or with the lenders under the Loan Agreements, as the Purchaser deems reasonable in the circumstances;

(d)	use commercially reasonable efforts to satisfy (or cause to be satisfied) the conditions precedent to its obligations hereunder as set forth in Article 9 and to use commercially reasonable efforts to take, or cause to be taken, all such other action and to do, or cause to be done, all such other things as may be reasonably required to complete the Arrangement, including using commercially reasonable efforts to (i) effect all applications, filings and submissions of information with Governmental Entities required to be effected by it in connection with the Arrangement; and (ii) co-operate with the Purchaser in connection with the performance by it and its subsidiaries of their obligations hereunder;

(e)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company or its subsidiaries (other than as may be brought by Purchaser, Parent, or Hydrogen Company or their affiliates) challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(f)	cooperate with Purchaser or Parent and use commercially reasonable efforts to take, or cause to be taken, all actions and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Securities Laws and the policies of the Exchanges to enable the delisting by the Company of the Company Shares from each Exchange and the deregistration of the Company Shares (including any registered benefit plan securities) under any Securities Act with effect as soon as reasonably practicable following the Effective Time.

Article 6
COVENANTS OF PURCHASER

Section	6.1 Insurance and Indemnification

(a)	Purchaser shall, from and after the Effective Time cause the Company to honour and maintain in effect without reduction in scope all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its subsidiaries (each such person, an “Indemnified Person”) (including pursuant to any Contract or the Constating Documents in effect as of the date hereof, provided copies of such documents have been made available to Purchaser) and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(b)	Prior to the Effective Time, the Company may (subject to complying with the terms of this Section 6.1 in respect of cost and policy terms) and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to obtain customary “tail” or “run off” policies for directors’ and officers’ liability insurance policies providing protection comparable to the most favourable protection provided by the policies maintained by the Company and its subsidiaries on the date hereof for a claims reporting or run-off and extended reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance (“D&O Insurance”), provided that the Company will not be required, in order to maintain such directors’ and officers’ liability insurance policies, to pay annual premiums in excess of 300% of the annual cost of the Company’s existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying annual premiums in excess of 300% of the Company’s current premiums, the Purchaser shall only be required to cause the Company to obtain as much coverage as can be obtained by paying annual premiums equal to 300% of the Company’s current premiums.

(c)	If the Company or Purchaser or Parent or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or Purchaser or Parent, as the case may be, shall assume all of the obligations set forth in this Section 6.1.

(d)	If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 6.1 that is denied by the Company or Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification pursuant to this Section 6.1, then the Company and/or Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or Purchaser.

(e)	The rights of the Indemnified Persons under this Section 6.1 shall be in addition to any rights such Indemnified Persons may have under the Company’s Constating Documents or any of the constating documents of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the Company’s Constating Documents or constating documents of any subsidiary of the Company or any Contract between such Indemnified Person and Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(f)	Purchaser agrees that, to the extent the Company fails to honour its obligations under this Section 6.1, it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms.

(g)	This Section 6.1 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each Indemnified Person and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the Indemnified Persons; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 6.1 prior to the Effective Date.

Section	6.2 Employee and Benefit Matters

From and after the Effective Time, Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries owed to all current and former Employees, including, under any Employment Contract and the Company Plans with or applicable to current and former Employees. For a period of twelve months following the Effective Time, Purchaser shall use commercially reasonable efforts to provide each Employee with salary/wage and incentive/bonus pay programs and other employee benefits that are comparable in the aggregate, to the salary/wage, incentive/bonus pay programs and employee benefits (other than any defined benefit pension, equity compensation or retiree welfare benefits) that were provided to such Employee by the Company and any of its subsidiaries immediately prior to the Effective Time. No provision in this Section 6.2 shall give any Employee of the Company or any of its subsidiaries any right to continued employment or impair in any way the right of Purchaser or any of its affiliates to terminate the employment of any Employee after the Effective Time. Unless prohibited by law or regulation, Purchaser and its affiliates (including the Company after the Effective Time) shall make commercially reasonable efforts to provide that Employees shall be given credit for all service with the Company and its subsidiaries or any predecessors of the Company and its subsidiaries (or service credited by the Company or its subsidiaries or any predecessors of the Company and its subsidiaries) under all employee benefit plans and arrangements provided, sponsored, maintained or contributed to by Purchaser or any of its affiliates (including the Company after the Effective Time) for purposes of participation, eligibility and vesting (but not for benefit accruals under any defined benefit pension plan), provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Purchaser and its affiliates (including the Company after the Effective Time) shall make reasonable efforts to provide that any pre-existing conditions or limitations or eligibility waiting periods under any welfare or health benefit plans of Purchaser and its affiliates to be waived with respect to Employees and their eligible dependents to the extent waived under the corresponding applicable plan in which the applicable Employee participated prior to the Effective Date or to the extent they arose while the Employee was employed prior to the Effective Date by the Company or any subsidiary (or any predecessor of Company or any subsidiary). Purchaser and its affiliates (including the Company after the Effective Time) shall make reasonable efforts to give Employees and their eligible dependents credit for the plan year in which the Effective Date (or, if later, the commencement of participation in any benefit plan) occurs toward applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Date (or, if later, the date of commencement of participation in such benefit plan).

Section	6.3 Regarding the Performance of Obligations

Purchaser shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall:

(a)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Parent, Purchaser, Hydrogen Company, or their affiliates challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)	use commercially reasonable efforts to cooperate with Company in obtaining and maintaining all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement;

(c)	ensure that it has sufficient funds to carry out its obligations under this Agreement, the Plan of Arrangement and the other elements of the transaction and to pay related fees and expenses, including the amounts payable pursuant to Section 10.5, and it shall, in accordance with Section 2.10, provide the Depositary: (i) with sufficient funds to pay in full the Consideration for all Company Shares (other than Company Shares held by Purchaser or any of its affiliates); and (ii) with sufficient funds to be loaned to the Company to provide funds for the Company to pay the aggregate Consideration payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled pursuant to, and in accordance with the Arrangement;

(d)	except as prohibited by applicable Laws, promptly notify the Company of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following: (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Purchaser, threatened against, relating to or involving or otherwise affecting Purchaser or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; and

(e)	Purchaser will use commercially reasonable efforts to satisfy (or cause to be satisfied) the conditions precedent to its obligations hereunder as set forth in Article 9 and to use commercially reasonable efforts to take, or cause to be taken, all such other action and to do, or cause to be done, all such other things as may be commercially reasonable to complete the Arrangement, including using commercially reasonable efforts to (i) effect all applications, filings and submissions of information with Governmental Entities required to be effected by it in connection with the Arrangement; and (ii) co-operate with the Company in connection with the performance by it and its subsidiaries of their obligations hereunder.

Section	6.4 Performance of Purchaser

Parent hereby unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with Purchaser, for the due and punctual performance of each and every obligation of Purchaser under or relating to this Agreement, the Arrangement and the Plan of Arrangement and the other transactions contemplated by this Agreement.

Article 7
REGULATORY COVENANTS

Section	7.1 Controlled Goods

(a)	The Company shall submit a notification to Public Works and Government Services Canada pursuant to section 9 of the Canadian Controlled Goods Regulations in respect of the transactions contemplated by this Agreement (the “Controlled Goods Filing”) within 10 Business Days of the date hereof. The Purchaser shall co-operate with and assist the Company in preparing the notice referenced in this Section 7.1 and all other submissions, filings, or responses to questions from Public Works and Government Services Canada.

(b)	All information supplied to the Company by the Purchaser pursuant to this Section 7.1 shall be, to the Purchaser’s knowledge and belief, accurate and true and, if the Purchaser subsequently learns that the information is not accurate or true, the Purchaser shall immediately and in writing provide corrected information to the Company.

Section	7.2 Other Regulatory Matters

(a)	Purchaser will not enter into any merger, amalgamation, arrangement, acquisition, joint venture, disposition, lease, Contract or debt or equity financing, or agree to do any of the foregoing or take any other action that would reasonably be likely to materially delay, impair or otherwise impede consummation of the transactions contemplated by the Agreement by the Outside Date.

(b)	In the event that a Governmental Entity asserts that an applicable Law applies to the transactions contemplated hereby and which would have the effect, if such applicable Law applies, of potentially delaying or prohibiting the completion of the transactions contemplated hereby, Purchaser shall use commercially reasonable efforts and take such commercially reasonable steps as may be necessary to establish that the applicable Law does not apply, including by providing any information reasonably requested by a Governmental Entity in support thereof, making appropriate submissions to the Governmental Entity, appealing any determination or decision and taking all other commercially reasonable steps as may be required to oppose the application of the applicable Law to the transactions contemplated by this Agreement.

Article 8
ADDITIONAL COVENANTS

Section	8.1 Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or appropriate under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)	taking appropriate action to oppose, lift, vacate or rescind any Order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a Party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(b)	to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to this Agreement or the Arrangement;

(c)	carrying out the terms of the Interim Order and Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(d)	taking all actions, and doing all things, necessary, proper or appropriate to consummate the make effective, as soon as practicable after the date hereof, the transactions contemplated hereby.

Section	8.2 Public Communications

The Company and Purchaser agree to co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. Thereafter, no Party shall issue any press release or otherwise make public statements or disclosure with respect to this Agreement or the Arrangement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not practicable, to give such notice immediately following the making of any such disclosure or filing, and provided further, that, subject to the terms of the Agreement, the Company shall have no obligation to cooperate or consult with Purchaser prior to any disclosure by the Company with regard to an Acquisition Proposal or with regard to a Change in Recommendation pursuant to Section 5.2(f). The Party making any disclosure hereunder shall give reasonable consideration to any comments made by the other Party or its legal counsel. To the extent any Party is referring to Hydrogen Company or any of its affiliates in any such disclosure, such Party shall give reasonable consideration to any comments made by Hydrogen Company or its legal counsel. Notwithstanding the foregoing, the Company may make internal announcements to employees and have discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Company or Purchaser, Parent and/or Hydrogen Company (unless the Board of Directors or relevant committee thereof has made a Change in Recommendation, in accordance with the terms of this Agreement). The Parties consent to this Agreement being filed on SEDAR and EDGAR as soon as practicable after the public announcement of the transactions contemplated hereby.

Section	8.3 Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect from the date of this Agreement to the earlier of (A) the Effective Date, or (B) the termination of this Agreement if such failure to be true and accurate would cause any condition in Section 9.2(b) or Section 9.3(b), as applicable, to not be satisfied; or

(ii)	result in the failure to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)	No Party may elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth in Section 9.2(a), Section 9.2(b), Section 9.3(a), or Section 9.3(b), as applicable, or exercise any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 10.4 unless at or prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured before the Outside Date, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Section 10.2(a)(ii)(B) until the expiration of a period ending the earlier of (a) 15 Business Days from the date of receipt of such notice, if such matter has not been cured by such date and (b) the Outside Date. If such notice has been delivered prior to the date of the Company Meeting, the Company may elect to postpone or adjourn the Company Meeting until the expiry of such period, provided any extension does not result in the Company Meeting being held any later than 5 Business Days prior to the Outside Date.

Section	8.4 Access to Information; Confidentiality Agreement

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable written notice (i) the Company shall, and shall cause its subsidiaries and their respective Representatives to, afford to Purchaser, Hydrogen Company, and their Representatives such access as they may reasonably require (during regular business hours and at mutually agreed times) for the purpose of facilitating integration business planning and the Pre-Acquisition Reorganization to their officers, employees, agents, properties, Books and Records and Contracts and (ii) the Company shall furnish Purchaser and Hydrogen Company with all data and information as they may reasonably request for such purposes; provided that the provision of information pursuant to clauses (i) and (ii) does not on the advice of counsel: (A) violate any Law, including any antitrust or competition Law, fiduciary duty, Order, Contract or Permit applicable to the Company or its subsidiaries, or (B) jeopardize any solicitor/attorney-client or other legal privilege. The Parties acknowledge and agree that information and access furnished to Purchaser and its Representatives pursuant to this Section 8.4 shall be subject to the terms and conditions of the Confidentiality Agreement and that information and access furnished to Hydrogen Company and its Representatives shall be subject to the terms and conditions of the Hydrogen Company Confidentiality Agreement and all applicable antitrust and competition laws.

(b)	Purchaser acknowledges that the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of this Agreement. Each of Parent and Purchaser acknowledges that Purchaser and Parent are “affiliates” pursuant to the Confidentiality Agreement and that their affiliates will be treated as “affiliates” thereunder.

Section	8.5 Withholding Rights

Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, the Company, the Depositary, Purchaser or one or more affiliates or subsidiaries of the Company or Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable to any person pursuant to this Agreement or the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholder of the Company, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required by and in accordance with applicable Laws.

Article 9
CONDITIONS

Section	9.1 Mutual Conditions Precedent

The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived with the mutual written consent of the Purchaser and the Company:

(a)	the Arrangement Resolution shall have received the Requisite Approval at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Purchaser, acting reasonably, on appeal or otherwise;

(c)	no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, applied for (or advised either the Company or Purchaser in writing that it has determined to make such application), made any Order or enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement; and

(d)	this Agreement shall not have been terminated in accordance with its terms.

Section	9.2 Additional Conditions Precedent to the Obligations of Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by Purchaser in its sole discretion:

(a)	all covenants of the Company under this Agreement to be fulfilled, performed or complied with on or before the Effective Time shall have been fulfilled, performed or complied with by the Company in all material respects on or before the Effective Time and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of the Company set forth in Article 3 of this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to Purchaser, executed by a senior officer of the Company (in each case on the Company’s behalf and without personal liability) addressed to Purchaser and dated the Effective Date; and

(c)	since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section	9.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	all covenants of Purchaser and Parent under this Agreement to be fulfilled, performed or complied with on or before the Effective Time shall have been performed or complied with by Purchaser and Parent in all material respects on or before the Effective Time and the Company shall have received a certificate of Parent and Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of each of Parent and Purchaser (on behalf of Parent and Purchaser, as the case may be, and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of Parent and Purchaser set forth in Article 4 are true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on, or materially delay or impede, the ability of Parent and Purchaser to consummate the Arrangement and perform its obligations hereunder; and the Company shall have received a certificate of Parent and Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of each of Parent and Purchaser (on behalf of Parent and Purchaser, as the case may be, and without personal liability), confirming the same as at the Effective Date; and

(c)	Purchaser shall, following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement with the Director, have provided sufficient funds to the Depositary (and the Depositary shall have confirmed to the Company receipt of these funds) to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to (i) pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement in accordance with the Plan of Arrangement, and (ii) be loaned to the Company to provide funds for the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs, RSUs to be cancelled pursuant to, and in accordance with, the Arrangement.

Section	9.4 Satisfaction of Conditions

The conditions precedent set out in Section 9.1, Section 9.2 and Section 9.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

Article 10
TERM and TERMINATION

Section	10.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Section 2.4(d), Section 5.4(c), Section 6.1, Section 6.2, Section 6.4, this Section 10.1 and Article 11 shall survive in accordance with their terms.

Section	10.2 Termination

(a)	This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Company Shareholders and/or the Court):

(i)	by mutual written agreement of the Company and Purchaser; or

(ii)	by either the Company or Purchaser, if:

(A)	the Effective Time has not occurred on or before the Outside Date, except that a Party may not terminate this Agreement pursuant to this Section 10.2(a)(ii)(A) if the failure of the Effective Time to so occur has been primarily caused by such Party (or in the case of the Purchaser, caused by Parent and/or Purchaser), or is a result of a breach by such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Parent) of any of its representations or warranties or the failure of such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Parent) to perform any of its covenants or agreements under this Agreement; or

(B)	the Company Meeting is duly convened and the Arrangement Resolution shall have failed to receive the Requisite Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iii)	by Purchaser, if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement occurs that would cause any of the conditions set forth in Section 9.1 [Mutual Conditions Precedent] or Section 9.2 [Additional Conditions Precedent to Obligations of Purchaser] to be incapable of being satisfied by the Outside Date; provided that Purchaser or Parent is not then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 9.1 [Mutual Conditions Precedent] or Section 9.3 [Additional Conditions Precedent to Obligations of Company] not being satisfied; or

(B)	prior to obtaining the Requisite Approval, the Board of Directors and relevant committee thereof shall have (A) failed to recommend, withdraws, amends, modifies or qualifies in a manner adverse to Purchaser, or fails to publicly reaffirm within ten Business Days after having been requested in writing to do so by Purchaser, acting reasonably, the approval or recommendation of the Arrangement or the Arrangement Resolution (it being understood that the Board of Directors or relevant committee thereof will have no obligation to make such recommendation on more than 2 separate occasions) (a “Change in Recommendation”); or (B) approved, recommended or authorized an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.2(d)); or

(iv)	by the Company if:

(A)	prior to obtaining the Requisite Approval, the Board of Directors, or relevant committee thereof, makes a Change in Recommendation or, provided that the Company is then in compliance with Sections 5.2 and 5.3 of this Agreement, the Company or a subsidiary of the Company enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.2(d)) with respect to a Superior Proposal and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 10.4; or

(B)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser or Parent set forth in this Agreement occurs that would cause any of the conditions set forth in Section 9.1 [Mutual Conditions Precedent] or Section 9.3 [Additional Conditions Precedent to Obligations of Company] to be incapable of being satisfied by the Outside Date; provided that Company is not then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 9.1 [Mutual Conditions Precedent] or Section 9.2 [Additional Conditions Precedent to Obligations of Purchaser] not being satisfied.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 10.2 (other than pursuant to Section 10.2(a)(i)) will give written notice of such termination to the other Party specifying in reasonable detail the basis upon which the Agreement is to be terminated.

Section	10.3 Effect of Termination/Survival

If this Agreement is terminated in accordance with Section 10.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Section 2.4(d), Section 5.4(c), Section 6.4, Section 8.4(b), this Section 10.3, Section 10.4 and Section 10.5, and Article 11 shall survive any termination of this Agreement and provided that neither the termination of this Agreement nor anything contained in this Section 10.3 shall relieve any Party from any liability for any fraud or willful breach by it of this Agreement. For greater certainty, if this Agreement is terminated, the Confidentiality Agreement will continue in accordance with its terms, including, without limitation, the termination provisions contained therein.

Section	10.4 Agreement as to Damages

(a)	Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs and Purchaser or Parent is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 9.3(a) [Purchaser/Parent Performance of Covenants] or Section 9.3(b) [Purchaser/Parent Representatives and Warranties] not to be satisfied prior to or concurrent with such termination, the Company shall pay Purchaser the Termination Fee in accordance with Section 10.4(b). For the purposes of this Agreement, “Termination Fee” means $8,900,000 and “Termination Fee Event” means the termination of this Agreement:

(i)	by Purchaser, pursuant to Section 10.2(a)(iii)(B) [Change in Recommendation];

(ii)	by the Company, pursuant to Section 10.2(a)(iv)(A) [Superior Proposal]; or

(iii)	by (i) the Company or Purchaser pursuant to Section 10.2(a)(ii)(B) [Failure of to obtain Requisite Approval], (ii) Purchaser pursuant to Section 10.2(a)(ii)(A) [Effective Time not prior to Outside Date], or (iii) Purchaser pursuant to Section 10.2(a)(iii)(A) [Company Breach of Representation or Warranty or Failure to Perform Covenant]:

(A)	following the date hereof and prior to the Company Meeting, a bona fide Acquisition Proposal is made, proposed or publicly announced by any person (other than Purchaser, Hydrogen Company or any of their affiliates or any person acting jointly or in concert with any of the foregoing);

(B)	such Acquisition Proposal has not expired or been publicly withdrawn prior to the Company Meeting; and

(C)	within nine months following the date of such termination, (x) such Acquisition Proposal is consummated by the Company or any of its subsidiaries, or (y) within six months following the date of such termination, the Company or any of its subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (within twelve months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(b)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 10.2(a)(iv)(A) [Change of Recommendation or Superior Proposal], the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Purchaser pursuant to Section 10.2(a)(iii)(B) [Change of Recommendation], the Termination Fee shall be paid within two Business Days following the Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 10.4(a)(iii) [Acquisition Proposal Trail], the Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid (less any applicable withholding Tax) by the Company to Purchaser (or as Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion, if at all.

(c)	Each Party acknowledges that the Termination Fee is a payment of liquidated damages that is a genuine pre-estimate of the damages the affected Party or Parties will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.

Section	10.5 Fees and Expenses; Other Payments

Purchaser shall pay all fees, costs and expenses payable in connection with the Controlled Goods Filing and the Formal Valuation. Except as otherwise expressly provided in the Agreement, the Parties agree that each Party shall pay all other costs, fees and expenses incurred by such Party in connection with this Agreement and the Arrangement. For the avoidance of doubt, neither the Company, Parent, nor Purchaser shall be responsible for the payment of income Taxes imposed upon a securityholder of the Company which result from the transactions contemplated herein.

Article 11
GENERAL PROVISIONS

Section	11.1 Time of the Essence

Time shall be of the essence in this Agreement.

Section	11.2 Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules attached to this Agreement and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of all Parties.

Section	11.3 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):

(a)	if to Purchaser and Parent:

Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005

Attention: Thaddeus B. Ewald
Vice President – Corporate Strategy and Business Development
Email: [personal contact information redacted]

with a copy to (which shall not constitute notice):

Gowling WLG (Canada) LLP

Suite 1600, 100 King Street W.

Toronto, Ontario M5X 1G5

Attention: Nurhan Aycan
Facsimile: 416-862-7661
Email: nurhan.aycan@gowlingwlg.com

(b)	if to the Company:

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

Attention: Daryl Wilson
Chief Executive Officer
Facsimile: [personal contact information redacted]
Email: [personal contact information redacted]

with a copy to (which shall not constitute notice):

Torys LLP

Suite 3000, 79 Wellington Street W.

Toronto, Ontario M5K 1N2

Attention: John Emanoilidis
Facsimile: 416-865-7380
Email: jemanoilidis@torys.com

Section	11.4 Governing Law, Attornment

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined in such Ontario courts. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding. Each Party consents to any action, application, reference or other proceeding arising out of or related to this Agreement being heard in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice.

Section	11.5 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section	11.6 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions precedent herein contained.

Section	11.7 Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive compliance, except as provided herein, with any of the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of all Parties to be bound by such waiver and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Section	11.8 Injunctive Relief and Specific Performance

(a)	Upon termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee, and such fee has been paid in full, Purchaser shall be precluded from any other remedy against the Company, at law or in equity or otherwise (including, an order for damages or specific performance) and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of its Representatives in connection with this Agreement or the transactions contemplated hereby. In no event shall the Company be obligated to pay an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee. The receipt of payment by either Parent or Purchaser shall be deemed to be receipt of such payment by both of them, as applicable.

(b)	The Parties agree that irreparable harm would occur for which, subject to Section 10.4 and Section 11.8(a) money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity. Nothing in Section 10.4 or this Section 11.8 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by the other Party as a result of fraud or a willful breach of this Agreement, subject to the limitation on damages set out in Section 11.8(a).

Section	11.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section	11.10 Third Parties

(a)	Nothing contained in this Agreement, express or implied, is intended to or shall confer on any other person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (a) as specifically provided in Section 2.4(d), Section 5.4(c), Section 6.1 and Section 11.11, (b) the rights of the Company to pursue claims for damages and other relief on behalf of Company Shareholders for Purchaser’s breach of the terms of this Agreement, and (c) after the Effective Date, the rights of Company Shareholders to receive the Consideration per Company Share; provided however that the rights granted pursuant to clause (b) shall be enforceable on behalf of such Company Shareholders only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interest in such claims shall attach to the Company Shares and subsequently trade and transfer therewith and, consequently, damages recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the Company Shareholders as of any record date determined by the Company, which determination may be made by the Company as of any date or (B) retained by the Company for use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit. To the extent necessary to give effect to clauses (b) and (c), Purchaser agree that all of its covenants, representations and warranties are in favour of the Company in its own right and as agent and trustee for the Company Shareholders.

(b)	The provisions of Section 2.4(d), Section 5.4(c) and Section 6.1 shall survive the consummation of the Arrangement and are intended to be for the benefit of, and shall be enforceable by, each Representative and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the individuals specified in Section 2.4(d), Section 5.4(c), and Section 6.1, as applicable; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of Section 2.4(d), Section 5.4(c) and Section 6.1 prior to the Effective Date. Parent will ensure that Purchaser, Company or any successor or assignor has adequate resources to satisfy its obligations in Section 2.4(d), and Section 5.4(c).

Section	11.11 No Personal Liability

No director or officer of the Company shall have any personal liability whatsoever to Parent or Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of the Company. No director or officer of Parent or Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Purchaser. This Section 11.11 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee of the Company, Purchaser or Parent, as the case may be, and each of such Parties and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company, Purchaser and Parent and each of their successors and assigns and, for such purpose, each of the Company, Purchaser and Parent hereby confirms that it is acting as agent and trustee on behalf of their respective persons; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 11.11 prior to the Effective Date.

Section	11.12 Privacy

(a)	For the purposes of this Section, “Transferred Information” means the Personal Information to be disclosed or conveyed to Purchaser or any of its Representatives by or on behalf of the Company as a result of or in conjunction with the transactions contemplated hereby, and includes all such Personal Information disclosed to Purchaser prior to the execution of this Agreement.

(b)	The Company covenants and agrees to, upon request, use commercially reasonable efforts to advise Purchaser of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Company has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(c)	Purchaser covenants and agrees that prior to the completion of the transactions contemplated hereby, the Purchaser shall collect, use and disclose the Transferred Information solely for the purposes of reviewing and completing the transactions contemplated hereby.

(d)	In addition to its other obligations hereunder, each Party covenants and agrees with each other Party that after the completion of the transactions contemplated hereby, such Party shall use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless: (i) the Company or Purchaser have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to an additional purpose; or such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual.

(e)	Where required by law, the Purchaser will promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated hereby have taken place and that the Transferred Information has been disclosed to Purchaser.

(f)	If the transactions contemplated hereby do not proceed, Purchaser shall promptly return or destroy the Transferred Information, at the option of the Company.

(g)	Each Party shall protect the Transferred Information by security safeguards appropriate to the sensitivity of the information. Each Party will give effect to any withdrawal of consent made under the applicable Laws.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CUMMINS INC.

By:      “Thaddeus B. Ewald”

Name: Thaddeus B. Ewald

Title: Vice President – Corporate Strategy and Business Development

ATLANTIS ACQUISITIONCO CANADA CORPORATION

By:     “Thaddeus B. Ewald”

Name: Thaddeus B. Ewald

Title: Director

HYDROGENICS CORPORATION

By:     “Daryl Wilson”

Name: Daryl Wilson

Title: CEO

By:     “Marc Beisheim”

Name: Marc Beisheim

Title: CFO

Schedule A

To the Arrangement Agreement

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

Article 1
DEFINITIONS AND INTERPRETATION

Section	1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Agreement” means the arrangement agreement made as of June 28, 2019 among the Company, Parent and Purchaser, including all schedules, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Air Liquide Common Shares” means the 3,537,931 Company Shares held by Hydrogen Company immediately prior to the Effective Time, being all of the equity interests in the Company held by Hydrogen Company or its affiliates;

“Air Liquide Consideration” means one common share of the Purchaser for each Air Liquide Common Share, or 3,537,931 common shares of the Purchaser in the aggregate;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B of the Agreement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 3.1(a);

“Dissenting Shareholder” means a registered holder of Company Shares who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

“Hydrogen Company” means The Hydrogen Company, being a wholly owned subsidiary of L’Air Liquide S.A.;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Company Shareholders, in a form acceptable to Purchaser, acting reasonably, for use by such Company Shareholders in connection with the Arrangement as contemplated herein;

“Loan Amount” means the aggregate amount payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled pursuant to Section 2.2(b);

“Notice of Dissent” means a written notice in accordance with subsection 190(5) of the CBCA provided by a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“Option Cancellation Time” means the time of the completion of the steps in Section 2.2(b);

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 11.6 of the Agreement or Section 5.2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Purchase Price” has the meaning ascribed thereto in Section 2.4; and

“Share Transfer Time” means the time of completion of the steps in Section 2.2(c), Section 2.2(d) and Section 2.2(e).

Section	1.2 Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

Section	1.3 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

Section	1.4 Date for Any Action

If any period expires on a day which is not a business day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a business day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a business day.

Section	1.5 Time

Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local times (Toronto, Ontario) unless otherwise stipulated herein or therein.

Section	1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars.

Section	1.7 Statutory References

Unless otherwise expressly provided herein, references to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as in force as at the date of the Agreement, and as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute or law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or law or any such rule, regulation or policy.

Article 2
THE ARRANGEMENT

Section	2.1 Effectiveness

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Agreement. Subject to the terms of the Agreement, this Plan of Arrangement will become effective at the Effective Time and will be binding from and after the Effective Time without any further act or formality required on the part of any person (except as expressly provided in this Plan of Arrangement) on: (i) the Company; (ii) Purchaser; (iii) Parent, (iv) Hydrogen Company; (v) all registered holders and all beneficial owners of Company Shares (including, for greater certainty, Dissenting Shareholders); (vi) all holders of Company Options, DSUs, PSUs and RSUs; (vii) the registrar and transfer agent in respect of the Company Shares; and (viii) the Depositary.

Section	2.2 The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order and with five (5) minutes between each step (except that the steps in Section 2.2(c), Section 2.2(d) and Section 2.2(e) shall occur simultaneously) without further act or formality:

(a)	Purchaser shall lend an amount equal to the Loan Amount to the Company. To evidence such loan, the Company shall deliver to Purchaser a duly issued and executed non-interest bearing demand promissory note with a principal amount equal to the Loan Amount;

(b)	each (a) Company Option, (b) DSU, (c) PSU and (d) RSU, in each case, whether vested or unvested, and outstanding immediately prior to the Effective Time, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the applicable Omnibus Incentive Plan, Legacy Option Plan or DSU Plan shall be disposed of and surrendered by the holder thereof to the Company without any act or formality on its or their part and without any further liability to the Company in exchange for a cash payment by the Company equal to:

(i)	with respect to each outstanding Company Option, the amount (if any) by which (A) the product of the number of Company Shares underlying such Company Options and the Consideration exceeds (B) the aggregate exercise price payable under such Company Option, by the holder to acquire the Company Shares underlying such Company Option and, for greater certainty, where such amount is a negative, neither the Company nor Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option. For greater certainty, such payment shall be net of applicable withholdings; and

(ii)	with respect to each such outstanding DSU, PSU or RSU, the amount of the Consideration, and, for greater certainty, such payment shall be net of applicable withholdings;

At the effective time of this step, all Company Options, DSUs, PSUs and RSUs outstanding immediately prior to the Effective Time and the DSU Plan shall be cancelled;

(c)	each Company Share in respect of which Dissent Rights have been validly exercised shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in consideration for the right to be paid fair value for such Company Shares as set out in Article 3, and: (i) such Dissenting Shareholder shall cease to be the holder of such Company Shares and to have any rights as Company Shareholder other than the right to be paid the fair value for such Company Shares as set out in Article 3, (ii) the name of such Dissenting Shareholder will be removed from the register of holders of Company Shares (in respect of the Company Shares for which Dissent Rights have been validly exercised), and (iii) the Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares, free and clear of any Encumbrances;

(d)	each remaining Company Share outstanding immediately prior to the Effective Time (including any Company Share issued upon the effective exercise of Company Options or settlement of RSUs or PSUs prior to the Effective Time), other than Company Shares held by the Purchaser or Parent and other than the Air Liquide Common Shares, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in exchange for a payment in cash equal to the Consideration, and: (i) such Company Shareholder shall cease to be a Company Shareholder, (ii) the name of such holder will be removed from the register of holders of Company Shares, and (iii) Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares, free and clear of any Encumbrances, and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depositary (acting on behalf of Purchaser) of the certificate formerly representing Company Shares and a Letter of Transmittal as more fully described in Section 2.3; and

(e)	each Air Liquide Common Share which is outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred by Hydrogen Company to the Purchaser (free and clear of all Encumbrances) in exchange for the Air Liquide Consideration and: (i) Hydrogen Company shall cease to be the holder of the Air Liquide Common Shares and to have any rights as holder thereof other than the right to be paid the Air Liquide Consideration in accordance with this Plan of Arrangement; (ii) Hydrogen Company’s name shall be removed as the holder of the Air Liquide Common Shares from the register of Company Shares maintained by or on behalf of the Company; and (iii) Purchaser shall be deemed to be the transferee of the Air Liquide Common Shares (free and clear of all Encumbrances) and shall be entered in the register of Company Shares, as applicable, maintained by or on behalf of the Company.

Section	2.3 Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder and each holder of Company Options, DSUs, PSUs or RSUs at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of such holders, the Letter of Transmittal in the case of holders of Company Shares and instructions for obtaining delivery of that portion of the Purchase Price (or the Air Liquide Consideration in respect of the Air Liquide Common Shares) or of the Company’s payment obligations to holders of Company Options, DSUs, PSUs and RSUs pursuant to Section 2.2(b), as the case may be, payable to such holder at the time of completion of the steps in Section 2.2(b) or Section 2.2(d), as the case may be, pursuant to this Plan of Arrangement.

Section	2.4 Delivery of Purchase Price and Other Payments

(a)	Following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited with the Depositary (i) the money required for the payment of the aggregate Consideration (the “Purchase Price”) for the Company Shares acquired pursuant to Section 2.2(c) (with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Company Share for this purpose) and Section 2.2(d) for the benefit of and to be held on behalf of the Company Shareholders entitled to receive the Consideration for each Company Share held by them in a special account with the Depositary to be paid in accordance with the terms hereof to the respective former Company Shareholders without interest, and (ii) the Loan Amount for the benefit of and to be held on behalf of the Company until immediately before the Option Cancellation Time and thereafter for the benefit of and on behalf of the holders of Company Options, DSUs, PSUs and RSUs in a special account with the Depositary to be paid to the respective former holders of Company Options, DSUs, PSUs and RSUs without interest. All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement.

(b)	Upon surrender to the Depositary, in the case of Company Shares, of the certificate(s) representing the Company Shares which were acquired by Purchaser pursuant to Section 2.2(d) along with a duly completed Letter of Transmittal and such other documents and instruments, if any, as the Depositary may reasonably require, the Depositary shall deliver to the applicable Company Shareholder, as soon as practicable and in accordance with Section 2.2(d) a cheque (or other form of immediately available funds) representing the cash amount that such Company Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	Upon surrender to the Purchaser, in the case of the Air Liquide Common Shares, of the certificates(s) representing the Air Liquide Common Shares, which were acquired by Purchaser pursuant to Section 2.2(e) along with such other documents and instruments, if any, as the Purchaser may reasonably require, the Purchaser shall deliver to Hydrogen Company, as soon as practicable and in accordance with Section 2.2(e) a certificate representing the Air Liquide Consideration, less any amounts withheld pursuant to Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(d)	As soon as practicable after the Option Cancellation Time, the Depositary shall deliver on behalf of the Company to each holder of Company Options, DSUs, PSUs and RSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(b).

(e)	Upon the making of the payments and deliveries contemplated in this Section 2.4, Purchaser shall be fully and completely discharged from its obligation to pay the Purchase Price to the former Company Shareholders and from its obligation to deliver the Air Liquide Consideration, and the Company shall be fully and completely discharged from its payment obligations to former holders of Company Options, DSUs, PSUs and RSUs referred to in Section 2.2(b), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money so deposited on, in case of Company Shareholders, presentation and surrender of the documentation specified above. Any interest on such deposit shall belong to Purchaser.

(f)	Until surrendered as contemplated by this Section 2.4, each certificate that immediately prior to the Effective Time represented outstanding Company Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 2.2(d) or Section 2.2(e) (as the case may be) to represent only: (i) in the case of Section 2.2(d), the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in Section 2.2(d); and (ii) in the case of Section 2.2(e), the right to receive upon such surrender the Air Liquide Consideration in lieu of such certificate as contemplated in Section 2.2(e).

Section	2.5 Expiration of Rights

Any amounts deposited with the Depositary for the payment of the Purchase Price to holders of Company Shareholders pursuant to Section 2.2(d) or the monies payable to holders of Company Options, DSUs, PSUs or RSUs pursuant to Section 2.2(b) which remain unclaimed on the date which is 2 years from the Effective Date shall be forfeited to Purchaser and paid over to or as directed by Purchaser and the former holders of Company Shares, Company Options, DSUs, PSUs and/or RSUs shall thereafter have no right to receive their respective entitlement to the Purchase Price or the payments pursuant to Section 2.2(b) or Section 2.2(d), as applicable. For greater certainty, any certificate formerly representing outstanding Company Shares not duly surrendered on or before the second (2nd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Purchaser or the Company.

Section	2.6 Dividends and Distributions

No dividend or other distribution declared or made after the Effective Time with respect to the Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Share Transfer Time, represented outstanding Company Shares.

Section	2.7 Books and Records

The books and records of the Company and those of the transfer agent, including, the register of holders of Company Shares, shall be presumed to be correct in relation to each Company Shareholder’s shareholdings and the holdings of each holder of Company Options, DSUs, RSUs and PSUs.

Section	2.8 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be made free and clear of any Encumbrances.

Article 3
RIGHTS OF DISSENT

Section	3.1 Dissent Rights

(a)	Each Company Shareholder may exercise rights of dissent with respect to its Company Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that notwithstanding (i) section 190(5) of the CBCA, a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Toronto time) on the business day that is 2 business days prior to the date of the Company Meeting, or, if the Company Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the business day that is 2 business days preceding the date of such adjourned or postponed Company Meeting; and (ii) section 190(3) of the CBCA, Purchaser and not the Company shall be required to offer and pay the fair value for the Company Shares held by a holder who duly exercised Dissent Rights and to pay the amount to which such holder is entitled.

(b)	Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Shares, without any further act or formality on their part, free and clear of all Encumbrances, to Purchaser as provided in Section 2.2(c), and such Company Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Company Shares shall be entitled to a payment of cash by Purchaser, equal to such fair value (which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Company Shares had such Company Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Company Shares in accordance with Section 2.2(d), and shall receive cash consideration in respect of their Company Shares equal to the aggregate Consideration a holder of Company Shares holding such number of Company Shares would be entitled to under Section 2.2(d).

(c)	In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs, PSUs and RSUs (but only in respect of those securities) and (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

(d)	In no circumstances shall the Company, Purchaser, the Depositary, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(e)	In no case shall the Company, Purchaser, the Depositary, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Shares after the Share Transfer Time and the name of each Dissenting Shareholder shall be deleted from the registers of Company Shareholders as at the Share Transfer Time as provided in Article 2.

Article 4
CERTIFICATES

Section	4.1 Certificates

From and after the Share Transfer Time, until surrendered as contemplated by Section 2.4, each certificate formerly representing Company Shares that, under the Arrangement, was transferred or deemed to be transferred to Purchaser in return for cash pursuant to Section 2.2(d), shall represent and be deemed, at all times after the Share Transfer Time, to represent only the right to receive upon such surrender the applicable amount per Company Share specified in Section 2.2(d) and Section 2.4 of this Plan of Arrangement. From and after the Option Cancellation Time, each Company Option, DSU, PSU or DSU referred to in Section 2.2(b) and any evidence thereof shall be deemed, at all times after the Option Cancellation Time, to represent only the right to receive the applicable consideration specified in Section 2.4 of this Plan of Arrangement.

Section	4.2 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that was sold and transferred to Purchaser pursuant to Section 2.2 shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, mutilated or destroyed, the Depositary will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen, mutilated or destroyed. When authorizing such payment in exchange for any lost, stolen, mutilated or destroyed certificate, the person to whom cash is to be paid shall, as a condition precedent to delivery thereof, give a bond satisfactory to the Company, Purchaser and Depositary in such sum as Purchaser may direct or otherwise indemnify the Depositary and Purchaser in a manner satisfactory to each of them against any claim that may be made against the Depositary or Purchaser with respect to the certificate alleged to have been lost, stolen, mutilated or destroyed.

Article 5
GENERAL

Section	5.1 Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, DSUs, PSUs and RSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Shares, Company Options, DSUs, PSUs and RSUs and of the Company, Purchaser, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) except in respect of Dissent Rights, all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, DSUs, PSUs or RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Section	5.2 Amendment

(a)	Subject to Section 5.2(b), the Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company and Purchaser, (ii) if necessary, filed with the Court, and, if made following the Company Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders and/or holders of Company Options, DSUs, PSUs or RSUs if and in the manner as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at or any time prior to the Effective Date, provided that it concerns a matter which, in the reasonable opinion of the Company and provided that the Purchaser shall have consented thereto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any Company Shareholder.

(c)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Purchaser shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and approved by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is agreed to by each of the Company and Purchaser (in each case acting reasonably), (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(b), which shall not require such filing), and (iii) if required by the Court, it is approved by holders of the Company Shares voting in the manner directed by the Court.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not prejudicial or adverse to the financial or economic interests of any former Company Shareholders and former holders of Company options, DSUs, PSUs or RSUs.

Section	5.3 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

Section	5.4 Withholding Rights

Notwithstanding anything in the Agreement or this Plan of Arrangement to the contrary, the Company, the Depositary, Purchaser or one or more affiliates or subsidiaries of the Company or Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable to any person pursuant to the Agreement or this Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholder of the Company, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Agreement and this Plan of Arrangement as having been paid to the person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required by and in accordance with applicable Laws.

Schedule B

To the Arrangement Agreement

Arrangement Resolution

BE IT RESOLVED THAT:

(A)          The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Hydrogenics Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated ■, 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement) (the “Arrangement Agreement”) made as of June 28, 2019, among the Company, Cummins Inc., and Atlantis Acquisitionco Canada Corporation, is hereby authorized, approved and adopted.

(B)          The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “■” to the Circular, is hereby authorized, approved and adopted.

(C)          The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(D)          The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement).

(E)          Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(F)          Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and deliver or cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

B-2

(G)         Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Schedule C

To the Arrangement Agreement

Representations and Warranties of the Company

Except as disclosed in the Company’s Public Disclosure Record or in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

Section 1.1	Organization and Qualification

The Company and each of its subsidiaries, is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each of its subsidiaries has all requisite corporate power and authority to own, operate or lease its assets and to conduct its business as presently conducted and, as applicable, to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Company and each of its subsidiaries is duly authorized to conduct its business as presently conducted and is in good standing in each jurisdiction where such authorization is required to conduct its business as presently conducted by it, except where the failure to be so duly authorized and in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 1.2	Subsidiaries

The Company Disclosure Letter includes a list of all material subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares and other ownership interests in the Company’s material subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are, except pursuant to restrictions on transfer contained in constituting documents, owned free and clear of all material Encumbrances, other than Permitted Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in or material assets or properties of any of the Company’s material subsidiaries.

Section 1.3	Authority and Enforceability

The Company has full power and authority to execute this Agreement and to consummate the Arrangement and the transactions contemplated by this Agreement subject to receipt of the Requisite Approval, the Interim Order and the Final Order. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder, and under the Arrangement have been duly and validly authorized by all necessary corporate action on the part of the Company subject to the receipt of the Requisite Approval, the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 1.4	Board and Special Committee Approvals

(a)          As of the date hereof, the Special Committee, after consultation with the Company’s financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of the Company and has recommended that the Board of Directors (other than the Interested Director) approve this Agreement and the Arrangement, and recommend that the Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution.

(b)          As of the date hereof, the Board of Directors, after consultation with the Company’s financial and legal advisors, has (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) determined that the Arrangement is in the best interests of the Company and has resolved to approve the transactions contemplated herein and the execution and performance of this Agreement and to recommend to the Company Shareholders (other than Hydrogen Company and its affiliates) that they vote their Company Shares in favour of the Arrangement Resolution.

Section 1.5	Capitalization

(a)          The authorized share capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares, issuable in series. As of the close of business on June 27, 2019, there were: (i) 19,011,691 Company Shares outstanding, (ii) no preferred shares issued and outstanding, and (iii) Company Options to acquire an aggregate of 830,393 Company Shares; (iii) 141,642 DSUs; (iv) nil PSUs; and (v) 193,842 RSUs. Except for the Company Shares, there are no other shares of any class or series in the capital of the Company outstanding. Except for the Company Options, the DSUs, PSUs and the RSUs identified above, there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Company of any shares of the Company or any of its subsidiaries (including Company Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Company or any of its subsidiaries (including Company Shares).

(b)          All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Company Shares issuable upon the exercise of rights under the outstanding Company Options and pursuant to the outstanding DSUs, PSUs, RSUs, in each case, in accordance with their respective terms, will be duly authorized and validly issued as fully paid and non-assessable. There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its shares. Other than the Company Shares, there are no securities or other instruments or obligations of the Company or any of its subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter. Neither the Company nor any of its subsidiaries is a Party to any voting agreements with respect to any shares in the capital of or other equity or voting interests in the Company or any of its subsidiaries and, to the knowledge of the Company, as of the date of this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries.

Section 1.6	Government Approvals, Notices and Filings

(a)          Neither the aggregate value of the Company’s assets in Canada nor the annual gross revenue from sales in or from Canada generated by such assets exceeds C$96 million, in each case as determined in accordance with the Notifiable Transactions Regulations promulgated under the Competition Act (Canada).

(b)          Subject to making the Controlled Goods Filing and receipt of the Interim Order and the Final Order, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by the Company or any of its subsidiaries with respect to the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereunder, except (i) where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or (ii) those as would be required solely as a result of the identity or the legal or regulatory status of Purchaser, Parent, Hydrogen Company or any of their affiliates.

Section 1.7	Third Party Consents, Approvals and Notices

The execution and delivery of this Agreement by the Company does not and the consummation of the Arrangement will not (whether with the giving of notice, the lapse of time or the happening of any other event or condition): (a) violate or conflict with the provisions of the certificate of incorporation or by-laws (or equivalent organizational documents), as applicable, of the Company or any of its subsidiaries, (b) result in the imposition of any Encumbrance upon any of the properties or assets of the Company or its subsidiaries, cause the acceleration or material modification of any rights or obligations under, create in any Party the right to terminate, constitute a default or breach of, violate or conflict with the terms, conditions or provisions of, result in the loss of any material benefit to which the Company or any of its subsidiaries is entitled, or trigger any rights of first refusal or first offer, change in control provisions or other restrictions or limitations under any Material Contract to which the Company or any of its subsidiaries is a Party or by which it or any of its subsidiaries is bound, or (c) subject to the Controlled Goods Filing and obtaining the Interim Order and the Final Order, result in a breach or violation by the Company or any of its subsidiaries of any of the terms, conditions or provisions of any Law which, in the case of clauses (b) and (c) above, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 1.8	Financial Statements

The Company Financial Statements were prepared in accordance with IFRS (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, as the case may be, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries, as applicable, in accordance with IFRS, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments). As at the date hereof, the Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application).

Section 1.9	Reporting Status and Securities Laws Matters

(a)          The Company Shares are listed for trading on the TSX and the NASDAQ. The Company is in compliance in all material respects with all of the listing and other requirements of such Exchanges.

(b)          None of the subsidiaries of the Company are subject to continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction.

(c)           No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or any Exchange, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken.

(d)          The Company is a “reporting issuer”, or the equivalent thereof in each of the provinces of Canada, and not on the list of reporting issuers in default under applicable Securities Laws. The Company is a foreign private issuer within the meaning of the 1934 Act. The Company is in compliance in all material respects with applicable Securities Laws. The Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchanges.

(e)          Each document forming part of the Company’s Public Disclosure Record, as of the date filed (or, if amended or superseded by a subsequent filing, on the date of such filing), did not contain a Misrepresentation.

(f)            The Company has not filed any confidential material change report or other document with any applicable Securities Authorities which at the date of this Agreement remains confidential.

Section 1.10	Books and Records

(a)          All Books and Records of the Company and its subsidiaries (i) have been maintained in all material respects in accordance with IFRS, (ii) are stated in reasonable detail, and (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries.

(b)          The minute books of the Company and its subsidiaries, including the minutes of the meetings of the Board of Directors and its committees (other than any minutes of the Special Committee or any minutes of the Board of Directors considering any Acquisition Proposal), as made available to Purchaser, are complete and accurate in all material respects.

Section 1.11	Disclosure Controls

The Company has established and maintains, or has caused to be established and maintained, a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Section 1.12	Internal Control

The Company has established and maintains, or has caused to be established and maintained, a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (a) pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries, (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Company and its subsidiaries are made only in accordance with authorizations of management and directors of the Company and its subsidiaries, and (c) are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Company or any of its subsidiaries that could have a Material Adverse Effect on the Company’s financial statements.

Section 1.13	Absence of Other Liabilities

(a)          Except for liabilities or obligations of the Company or any of its subsidiaries, whether accrued, absolute, contingent or otherwise that are (i) disclosed or reflected in the Company’s most recent publicly disclosed consolidated financial statements (including the notes thereto) or any public disclosure documents of the Company made available to the public on SEDAR or EDGAR since the date of such financial statements; (ii) incurred in connection with the transactions contemplated hereby, and (iii) incurred in the ordinary course of business since the date of the most recently filed Company Financial Statements, the Company does not have any liabilities or obligations that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

(b)          Neither the Company nor any of its subsidiaries is a Party to, or has any commitment to become a Party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in the instructions to Form 51-102F1 of National Instrument 51-102 − Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws.

Section 1.14	Absence of Changes

Except as set forth in, or permitted by, this Agreement, since January 1, 2019 to the date of this Agreement: (a) the business of the Company and its subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not occurred a Material Adverse Effect.

Section 1.15	Real Property

(a)          The Company Disclosure Letter lists all Real Property Leases entered into by the Company and any of its subsidiaries including any and all amendments thereto and restatements thereof, true and complete copies of each which were made available to the Purchaser in the Data Room.

(b)          Each Real Property Lease is a legal, valid and binding agreement of the Company or its subsidiary, as applicable, enforceable in accordance with its terms, against the Company or its subsidiary, as applicable, and to the knowledge of the Company, of each other person that is a party thereto, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at Law).

(c)           Save and except for the Real Property Leases, neither the Company nor any of its subsidiaries is a party to any other lease of real property.

(d)          Neither the Company nor its subsidiaries, as the case may be, has assigned, transferred, conveyed, mortgaged, deeded in trust, or otherwise granted or entered into any Encumbrance with respect to any interest in the Real Property Leases.

(e)          The Company or its subsidiaries, as the case may be, as tenants under the Real Property Leases is not in default in payment of rent and has observed and performed all of the material covenants required of it under all Real Property Leases and neither the Company nor any of its subsidiaries has received any notice of any default and, to the knowledge of the Company, no other event of any kind has occurred or condition exists (or which with the giving of notice or lapse of time, or both, would be a default) which would permit any of the landlords thereunder to terminate any of the Real Property Leases.

Section 1.16	Material Contracts

(a)          Section 1.16(a) of the Company Disclosure Letter sets forth a complete list of all Material Contracts of the Company and its subsidiaries, and each Contract between the Company or any of its subsidiaries and Fuzhou and any of its affiliates. True and complete, in all material respects, copies of all Material Contracts (including all material amendments thereto) have been made available to Purchaser prior to the date of this Agreement and no such Contract has been modified, rescinded or terminated since the date such Contract was made available to Purchaser.

(b)          Each Material Contract is a valid and binding obligation of the Company or its subsidiaries that are a Party thereto in accordance with their respective terms and conditions, and is enforceable by the Company or its subsidiary, as applicable, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at Law).

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract, none of them have received any notice (whether written or oral) of any such breach, violation, default, or of termination, cancellation, or non-renewal of a Material Contract, and to the knowledge of the Company, there are no circumstances (with or without notice or lapse of time or both) that would result in any of the foregoing.

(d)          To the knowledge of the Company, no Party to a Material Contract other than the Company or its subsidiary is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract.

(e)          To the knowledge of the Company, there are no circumstances that are reasonably likely to adversely affect the ability of the Company or any of its subsidiaries to perform its material obligations under any Material Contract.

Section 1.17	Intellectual Property Rights

(a)          Except for Company Registrations for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, Section 1.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Registrations, where relevant, enumerating the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration or patent issued. Except as would not have a Material Adverse Effect, all Company Registrations are subsisting and except as set forth in Section 1.17(a) of the Company Disclosure Letter, the Company and its subsidiaries are the owner of all right, title and interest in the Company Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).

(b)          Except for Company Licensed Intellectual Property for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, Section 1.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all the Company Licensed Intellectual Property with all third parties (including suppliers) pursuant to which the Company or the subsidiary has been granted, all licenses, rights and permissions to use, reproduce, translate, sub-license, sell, modify, update, enhance or otherwise exploit the Company Licensed Intellectual Property to the extent required to conduct all aspects of its business as it is presently conducted, other than as set forth in Section 1.16(a) of the Company Disclosure Letter and other than shrink wrap Software or other Software that is generally commercially available for licensing or subscription (including as a service).

(c)           Except as would not have a Material Adverse Effect, (i) there are no written inventorship challenges or opposition, re-examination, nullity, cancellation proceedings, or interference actions pending, or threatened with respect to any Company Owned Intellectual Property, and (ii) to the knowledge of the Company, none of the Company Owned Intellectual Property has been determined by any Governmental Entity to be invalid or unenforceable (except in the ordinary course of examination of Company Registrations), except as set out in Section 1.17(c) of the Company Disclosure Letter.

(d)          Except as would not have a Material Adverse Effect, to the knowledge of the Company, the Company or its subsidiaries has a valid and enforceable right to use and otherwise exploit the Company Intellectual Property in all jurisdictions in which such is currently used or otherwise exploited. Except as would not have a Material Adverse Effect, the Company Intellectual Property is sufficient for the operation of the business of the Company and its subsidiaries as presently conducted by the Company and its subsidiaries.

(e)          Except for Company Owned Intellectual Property for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, no funding or facilities of a university, college, other educational institution or research center or Governmental Entity was used in the development of any Company Owned Intellectual Property, and to the knowledge of the Company, no university, college, other educational institution or research center, or Governmental Entity has any rights in the same.

(f)            Except as would not have a Material Adverse Effect, the Company and its subsidiaries have taken commercially reasonable measures using its reasonable judgement to maintain, enforce (where the Company has determined that enforcement would be commercially reasonable and beneficial), and protect each item of Company Owned Intellectual Property, including commercially reasonable measures to maintain and protect in confidence all trade secrets and confidential information comprising any part of the Company Owned Intellectual Property.

(g)          Except as would not have a Material Adverse Effect, all past and present employees and independent contractors of, and consultants to, the Company or its subsidiaries who have been involved in the creation or development of any Company Owned Intellectual Property for, or on behalf of, the Company or its subsidiaries have entered into written Contracts to maintain the confidential information of the Company and its subsidiaries, and assign to the Company or a subsidiary all Intellectual Property Rights resulting from such creation or development, and as applicable waiving all moral rights they may have with respect to any such Intellectual Property Rights.

(h)          Except as would not have a Material Adverse Effect, all Inbound IP Licenses are in full force and effect and, except as would not have a Material Adverse Effect, none of the Company, any subsidiary, or any licensor is in default of its obligations under any Inbound IP License.

(i)            Except as would not have a Material Adverse Effect, the current operation and the operation of the past 24 months of the business of the Company and its subsidiaries does not infringe, misappropriate, misuse, or otherwise or violate any Intellectual Property Rights of any person, and the Company and its subsidiaries have not received from any person any written (i) complaint, claim or notice, or threat alleging any infringement, misappropriation, misuse, or violation of Intellectual Property Rights or other right of any person, or breach of any duty or obligation of confidentiality owed to any person; or (ii) request or demand for indemnification or defense based on an allegation of any such infringement, misappropriation, misuse or other violation of Intellectual Property Rights.

(j)            Except as would not have a Material Adverse Effect, no person (including any current or former employee or consultant of the Company or its subsidiaries) has infringed, misappropriated, misused, or violated, or is currently infringing, misappropriating, misusing, or violating any of the Company Owned Intellectual Property.

(k)           Except as would not have a Material Adverse Effect, none of the Software created or developed by the Company or its subsidiaries contains any open source software, routine, library or other like publicly licensed component that is licensed under any terms that impose or could impose a requirement or condition that such Software in the applicable circumstances be disclosed or distributed in source code form, be licensed for the purpose of making modifications or derivative works, or be redistributable at no charge.

Section 1.18	Company Systems

(a)          To the knowledge of the Company, the Company Systems are sufficient in all material respects for the operation of the business of the Company and its subsidiaries as presently conducted by the Company and its subsidiaries. In the past 12 months, there have been no failures or prolonged downtimes of the Company Systems that have caused any material disruption or material interruption in the use of the Company Systems or the conduct of the business of the Company and its subsidiaries. The Company and its subsidiaries have in place business continuity and disaster recovery plans that are designed to reasonably mitigate the occurrence, duration and effect of any unscheduled unavailability of the Company Systems.

(b)          To the knowledge of the Company, there have not been any known material data security incidents or incidents alleged in writing of data security breaches, known material unauthorized access or use of any of the Company Systems in the possession or under the control of the Company or its subsidiaries (or, to the knowledge of the Company, any other Company Systems operated by third Parties), or known material unauthorized collection, use, disclosure, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any confidential or sensitive data stored on any Company Systems in the possession or under the control of the Company or its subsidiaries or otherwise in the possession or under the control of the Company or its subsidiaries (or, to the knowledge of the Company, any other Company Systems operated by third Parties).

Section 1.19	Employee Benefit Plans

(a)          A list of all material Company Plans is included in the Company Disclosure Letter.

(b)          In addition:

(i)	copies of each material written Company Plan or a summary thereof have been made available to Purchaser;

(ii)	to the knowledge of the Company, each Company Plan has been administered and operated in all material respects in accordance with the terms of such Company Plan and applicable Law;

(iii)	to the knowledge of the Company, other than routine claims for benefits, there are no actions, suits or claims pending with respect to any Company Plan that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect;

(iv)	other than as set forth in this Agreement, the consummation of the transactions contemplated by the Arrangement (either alone or in combination with any other event) will not (A) result in any payment becoming due to any Employee, (B) materially increase the compensation or benefits payable under any Company Plan, or (C) result in the acceleration of the time of payment or vesting of any benefits payable under any Company Plan.

(c)           Except as otherwise provided in this Agreement or any Schedule thereto, no Company Plan provides benefits to any Employee who performs services primarily at a U.S. location of the Company.

(d)          Notwithstanding any provision of this Agreement to the contrary, this Section 1.19 and Section 1.20 of this Schedule shall be the exclusive representations and warranties in respect of all matters respecting employment, incentives, labour, benefits and pensions (including the Company Plans) and conditions, liabilities or losses arising from any such matters.

Section 1.20	Employment and Labour Relations

(a)          A list of all individuals who are Employees, independent contractors and consultants of the Company as of the date of this Agreement, including any individual who is on a leave of absence of any nature, has been made available to Purchaser in the Data Room. This list sets forth for each individual the following: (i) title or position (including whether full-time or part-time); (ii) location of employment; (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the Company Plans in which each such individual is enrolled as of the date of this Agreement and any material other benefits provided to such individual as of the date of this Agreement.

(b)          All Employment Contracts with Senior Officers and template Contracts the Company has used as the basis for negotiating its Employment Contracts have been made available to Purchaser in the Data Room. The Company and its subsidiaries are in material compliance with all Employment Contracts and have not received any written notice from any Employee or consultant that any term of an Employment Contract has been breached by the Company. Other than the Employment Contracts for the Senior Officers (and other officers of the Company), all other Employment Contracts are substantially in the form of the template Contract included in the Data Room.

(c)           To the knowledge of the Company none of the Company or any of its subsidiaries has engaged in any unfair labour practice, and there are no labour proceedings pending or unfair labour practice complaints threatened before any Governmental Entity in any jurisdiction with respect to the Company or any of its subsidiaries and there is no labour strike, work stoppage or lockout pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(d)          The Company and its subsidiaries are not a Party to or bound by any Collective Agreements and no Collective Agreement is currently being negotiated by the Company or its subsidiaries. There are no pending or, to the knowledge of the Company, threatened union organizing activities involving any employees.

(e)          To the knowledge of the Company, (i) the Company and its subsidiaries are in material compliance with all terms and conditions of employment, policies and all Law respecting employment and employment practices; and (ii) there are no outstanding claims, complaints, investigations or Orders under any such Law and to the knowledge of the Company there is no basis for such claim.

(f)            All amounts due or accrued for all salary, wages, overtime, bonuses, commissions, vacation with pay, sick days, termination and severance pay and benefits under Company Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable subsidiary.

(g)          The Company and its subsidiaries are in material compliance with all terms and conditions of any agreements between independent contractors and the Company or its subsidiaries, as applicable. All amounts due or accrued for payments and other similar accruals for all agreements with independent contractors have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary.

(h)          The Company and its subsidiaries are in material compliance with all terms and conditions of any agreements between any staffing agencies and the Company or its subsidiaries, as applicable. All amounts due or accrued for payments and other similar accruals for all agreements with staffing agencies have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary.

(i)            No Employee has any agreement in relation to any employee’s termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments or agreements with current or former Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its subsidiaries.

(j)            There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any subsidiary is currently being performed pursuant to any applicable workplace safety and insurance Law. As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the Company or any subsidiary’s accident cost experience.

(k)           The Company and each of its subsidiaries have complied in all material respects with the terms and conditions of occupational health and safety Laws, as well as any Orders issued thereunder, and there are no appeals of any material Orders issued under occupational health and safety Laws currently outstanding, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.21	Environmental

(a)          The Company and its subsidiaries are and have been in all material respects in compliance with all applicable Environmental Laws, and has not violated, in any material respect, any applicable Environmental Law, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          Except as would not reasonably be expected to have a Material Adverse Effect, there are no outstanding or, to knowledge of the Company, threatened Orders, actions, suits, claims, governmental information requests or proceedings against the Company relating to non-compliance with or liability under any Environmental Law.

(c)           Except as would not reasonably be expected to have a Material Adverse Effect on the business of the Company and its subsidiaries, (i) none of the Company or any of its subsidiaries have Released or caused the migration of, and, to the knowledge of the Company, no other person has Released or caused the migration of, any Hazardous Materials (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands currently or previously owned, leased or operated by the Company or by any of its subsidiaries; and (ii) to the knowledge of the Company, there are no Hazardous Materials or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties, or any lands currently or previously owned, leased or operated by the Company or its subsidiaries.

(d)          Notwithstanding any provision of this Agreement to the contrary, this Section 1.21 shall be the exclusive representation and warranty in respect of environmental matters of any kind (including any matter related to any Environmental Law or Hazardous Material) and conditions, liabilities, or losses arising from or relating to any such matters.

(e)          The Company has made available all environmental reports, investigations, studies, audits and other environmental documents that: (a) are in the Company’s possession or control that relate to the operations of the Company, its subsidiaries, or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its subsidiaries and (b) discloses a liability that may have reasonably be expected to have a Material Adverse Effect.

Section 1.22	Taxes

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a)          Each of the Company and its subsidiaries has duly and timely made or prepared all Returns required to be made or prepared by it, has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Entity (taking into account any applicable extensions), and such Returns were, at the time of filing, complete and correct in all material respects. The Company has made available in the Data Room true and complete copies of the Returns filed by the Company and its subsidiaries for the previous three taxation periods.

(b)          Each of the Company and its subsidiaries has duly and timely: (i) paid or remitted to the appropriate Governmental Entity such material Taxes and other amounts required to be paid or remitted by it; and (ii) (A) withheld all material Taxes and other amounts required by Laws to be withheld by it; and (B) remitted to the appropriate Governmental Entity such Taxes and other amounts so withheld and required to be remitted by it.

(c)           The charges, accruals and reserves for Taxes reflected on the Company Financial Statements (whether or not due and whether or not shown on any of the Returns but excluding any provision for deferred income taxes) are, in the opinion of the Company, adequate under IFRS, to cover Taxes with respect to the Company and its subsidiaries for the periods covered thereby. Each of the Company and its subsidiaries has paid all installments on amounts of Taxes for the current year that are due and payable by it.

(d)          There are no claims pending or, to the knowledge of the Company, threatened against the Company or its subsidiaries in respect of any material Tax, and there are no matters under discussion, audit or appeal with any Governmental Entity in respect of any material Tax or material Return.

(e)          No waiver of any statutory limitation period with respect to material Taxes has been given by the Company or any of its subsidiaries, nor any extension of time granted with respect to any Tax or Return, assessment, re-assessment or deficiency.

(f)            There are no Encumbrances for Taxes upon any properties or assets of the Company or any of its subsidiaries (other than Permitted Encumbrances).

(g)          No claim has been made by any Governmental Entity in a jurisdiction in which the Company or any of its subsidiaries currently does not file Returns that the Company or any of its subsidiaries is subject to taxation by that jurisdiction.

(h)          Neither the Company nor any subsidiary has acquired property or services from a person who is a non-resident of Canada and with whom it does not deal at arm’s length (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property or services.

(i)            Notwithstanding any provision of this Agreement to the contrary, this Section 1.22 shall be the exclusive representation and warranty in respect of Tax matters of any kind and conditions, liabilities or losses arising from or relating to such matters.

Section 1.23	Insurance

The Company and its subsidiaries, as applicable, is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its subsidiaries. To the knowledge of the Company, each such insurance policy that insures the physical properties, business, operations and assets of the Company and its subsidiaries is valid and binding and in full force and effect, and all premiums thereunder have been timely paid. To the knowledge of the Company, there is no material claim pending under any such insurance policy that has been denied, rejected, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover any material portion of such claims.

Section 1.24	Permits

(a)          The Company and its subsidiaries hold all Permits necessary to the operation of the business currently conducted by the Company and its subsidiaries, other than such Permits the absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Each Permit is valid, binding and in full force and effect, and the Company and its subsidiaries are in material compliance with the terms of such Permits.

(b)          Neither the Company nor its subsidiaries have received any notice of proceedings relating to the revocation or modification of any Permit which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           There has not occurred any event or circumstance which would reasonably be expected to (whether with the giving of notice, the lapse of time or the happening of any other event or condition) constitute a default under the terms of any Permit material to the operation of the business currently conducted by the Company and its subsidiaries, or result in the revocation, cancellation, non-renewal or adverse modification of any such Permit.

Section 1.25	Compliance with Laws

The Company and its subsidiaries are in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Laws regarding securities laws matters which are covered exclusively by Section 1.9 of this Schedule, employment/labour/benefits matters which are covered exclusively by Section 1.19 and Section 1.20 of this Schedule, Laws regarding environmental matters which are covered exclusively by Section 1.21 of this Schedule and Laws regarding Taxes which are covered exclusively by Section 1.22 of this Schedule) (the “Subject Laws”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, the Company has not received within the last 12 months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.26	Related Party Transactions

Except as contemplated by this Agreement, no shareholder, officer or director of the Company or any subsidiary of the Company, nor any of their respective affiliates (other than the Company and its subsidiaries) (a) provides material services to (other than service as an employee, director or officer) or is involved in any business arrangement or relationship with the Company or its subsidiaries other than employment arrangements entered into in the ordinary course of business or (b) owns any material property or right, tangible or intangible, which is used by the Company or any of its subsidiaries.

Section 1.27	Restrictions on Conduct of Business

Neither the Company nor its subsidiaries is a Party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation or Order which purports to (a) limit in any material respect the manner or the localities in which all or any portion of the business of the Company or its subsidiaries are conducted, (b) limit any business practice of the Company or any of its subsidiaries in any material respect, or (c) restrict any acquisition or disposition of any property by the Company or its subsidiaries in any material respect. None of the Company or any of its subsidiaries or any of their respective properties or assets is subject to any outstanding Order that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would impede the consummation of the transactions contemplated by this Agreement.

Section 1.28	Litigation

As at the date hereof, to the knowledge of the Company, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its subsidiaries before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement. None of the Company or any of its subsidiaries is subject to any outstanding Order that would have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement.

Section 1.29	Auditors

The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 − Continuous Disclosure Obligations) with the present or any former auditors of the Company.

Section 1.30	Brokers

Except for the Financial Advisor and the Valuator, the Company has not dealt with any broker or finder in connection with the transactions contemplated herein who would be entitled to a fee or commission in connection with the transactions contemplated herein. True and complete copies of the engagement letters between the Company and the Financial Advisor and the Valuator has been made available to the Purchaser.

Section 1.31	Money Laundering and Corruption Legislation

(a)          To the knowledge of the Company, since January 1, 2018, (i) the operations of the Company and its subsidiaries are, and have been conducted at all times in compliance with the record-keeping and reporting requirements of the Anti-Money Laundering Laws applicable to the Company or any of its subsidiaries, and (ii) no action, suit, proceeding or investigation by or before any Governmental Entity involving the Company or its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(b)          None of the Company, any of its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries, has, or knowingly assisted anyone else, to promise, give, or authorize the offer, promise or giving of, anything of value or any financial or other advantage (including any advantage in the form of inducements, benefits, commissions, bribes, other payments, services, property or gifts), directly or indirectly through one or more intermediaries, to or for the use of, or to any person for the benefit of, any Public Official or an Immediate Family Member of a Public Official, where such offer, promise, gift or authorization:

(i)	was made for the purpose of influencing any action or decision of such Public Official, in such official’s official capacity, including a decision to fail to perform such person’s official function;

(ii)	constituted consideration for an act or omission by the Public Official in connection with the performance of the official’s duties or functions;

(iii)	was made for the purpose of inducing such Public Official to use such official’s influence with any Governmental Entity or instrumentality thereof to affect or influence any act or decision of such Governmental Entity to assist the Company or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(iv)	was made for the purpose of securing an improper advantage or otherwise breached the Anti-Corruption Laws.

(c)           None of the Company, any of its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries, have taken any action (including offering, promising or giving anything of value to any customer or member of any Governmental Entity or any other person) that would constitute a benefit, bribe, rebate, payoff, influence payment, kickback or illegal or improper payment.

(d)          There have been no actions taken, whether directly or indirectly, by or on behalf of the Company, its subsidiaries, or any of their respective Representatives that would cause the Company or its subsidiaries or such persons to be in violation of the Anti-Corruption Laws.

(e)          The financial records of the Company and its subsidiaries have at all times been maintained in compliance with the Anti-Corruption Laws and, in particular, the Company and its subsidiaries have made and kept books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Company and its subsidiaries have not:

(i)	established or maintained accounts which do not appear in their books, records and accounts;

(ii)	made transactions that are not recorded in their books, records and accounts or are inadequately identified in same;

(iii)	recorded non-existent expenditures in their books, records and accounts;

(iv)	entered liabilities with incorrect identification of their object in their books, records and accounts;

(v)	knowingly used false documents; or

(vi)	intentionally destroyed accounting books, records or accounts earlier than permitted by Law.

(f)            There are no proceedings or investigations under or in relation to the Anti-Corruption Laws pending against the Company, its subsidiaries, or any of their respective Representatives, or to the knowledge of the Company, threatened against or affecting, the Company, its subsidiaries, their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries. There are no matters, facts or circumstances likely to give rise to any such investigations or proceedings.

(g)          None of the Company, its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries is or has been the subject of any internal investigation in relation to any allegations or suspicion of bribery, kickbacks, improper or unlawful payments or any violation of the Anti-Corruption Laws. No Representative or other persons acting on behalf of the Company or any of its subsidiaries has reported any such allegations or suspicions to the Company.

(h)          Where they exist, the Company has provided the following information as it relates to Anti-Corruption Laws:

(i)	compliance policies including: (A) policies pertaining to current or potential business transactions, (B) policies regarding existing or potential affiliates and intermediaries, (C) policies regarding protection of individuals seeking advice or reporting concerns, and (D) policies for resolving inconsistent or conflict laws;

(ii)	training programs;

(iii)	the names of compliance officers;

(iv)	results of internal audits or investigations; and

(v)	voluntary disclosures.

Section 1.32	Trade Laws and Sanctions

(a)          The business of the Company and its subsidiaries has been operated in compliance in all material respects with all applicable Trade Laws, Sanctions, and Trade Authorizations granted to the Company or its subsidiaries.

(b)          Neither the Company nor any of its subsidiaries has investments in, revenues from, or is otherwise engaged in any activity in any country or territory which is the subject of any Sanctions, or otherwise conducts business with Restricted Persons.

(c)           Neither the Company nor any of its subsidiaries has received any notice alleging that the Company or any of its subsidiaries has violated any Trade Laws, Trade Authorizations or Sanctions in any material respect, and no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of its subsidiaries with respect to any potential material violation or liability of the Company or any of its subsidiaries arising under or relating to any Trade Laws or Sanctions.

Section 1.33	Privacy

(a)          The collection, use, retention and safeguarding of the Personal Information by the Company and the disclosure or transfer of the Personal Information by the Company to any third Parties comply in all material respects with all applicable privacy Laws.

(b)          As of the date hereof, to the knowledge of the Company, no Order by any Governmental Entity is pending or has been made, and no notice has been given pursuant to any privacy Laws, requiring the Company to take (or to refrain from taking) any action with respect to the Personal Information.

Schedule D

To the Arrangement Agreement

Representations and Warranties of Parent and Purchaser

Each of Parent and Purchaser hereby jointly and severally represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

Section 1.1	Organization and Qualification.

Each of Parent and Purchaser is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the province, state or country, as applicable, of its incorporation or formation. Each of Parent and Purchaser has all requisite corporate or other power and authority to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 1.2	Authority and Enforceability.

Each of Parent and Purchaser has full power and authority to execute this Agreement and to consummate the Arrangement and the transactions contemplated by this Agreement. The execution and delivery by Purchaser of this Agreement, the performance by it of its obligations hereunder, and the Arrangement have been duly and validly authorized by all necessary corporate or other action on the part of Purchaser. This Agreement has been duly executed and delivered by each of Parent and Purchaser and constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with their respective terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 1.3	Government Approvals, Notices and Filings.

Subject to the Controlled Goods Filing and the Final Order, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by Parent or Purchaser with respect to the execution, delivery or performance by Parent or Purchaser of this Agreement or the consummation of the transactions contemplated hereunder.

Section 1.4	Third Party Consents, Approvals and Notices.

The execution and delivery of this Agreement by each of Parent and Purchaser does not and the consummation of the Arrangement will not (a) violate or conflict with the provisions of the certificate of incorporation or by-laws (or equivalent organizational documents), as applicable, of each of Parent and Purchaser, or (b) result in a breach or violation by Parent or Purchaser of any of the terms, conditions or provisions of any Law which would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the ability of Parent or Purchaser to consummate the Arrangement and perform its obligations hereunder.

D-2

Section 1.5	Litigation.

There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to Parent’s or Purchaser’s knowledge, pending or threatened against Parent or Purchaser before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement. None of the Company or any of its subsidiaries is subject to any outstanding Order that would make illegal or that seeks to enjoin or restrain the transactions contemplated by this Agreement.

Section 1.6	Funds Available.

Parent has, and Purchaser will have at the Effective Time, sufficient funds to consummate the transactions and assume the obligations contemplated by this Agreement, including for the payment of the aggregate Consideration for all of the Company Shares and the payment of the amounts required to be paid under Section 2.10 of the Agreement.

Section 1.7	Security Ownership

Neither Parent, Purchaser nor any of their respective affiliates or any other person (excluding Hydrogen Company) acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Company Shares or any securities that are convertible into or exchangeable or exercisable for Company Shares.

Section 1.8	Investment Canada Act.

Purchaser is a “WTO Investor” within the meaning of the subsection 14.1 of the ICA.

Section 1.9	Arrangements with Hydrogen Company

Purchaser and Parent have disclosed to the Company the material terms and conditions of their respective arrangements with Hydrogen Company in respect of the Arrangement, including the Hydrogen Company Investment Agreement (but excluding the schedules thereto in respect of the governance, finance and the management of the Company post-Effective Date), and the Support Agreement and have provided reasonably redacted copies of written documents evidencing the same to the Company. The Hydrogen Company Investment Agreement and Support Agreement are not subject to any condition precedent or other contingency other than as expressly set forth therein.